SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

Dionex Corporation

(Name of Subject Company)

Dionex Corporation

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

254546104
(CUSIP Number of Class of Securities)

Dr. Frank Witney
President and Chief Executive Officer
Dionex Corporation
1228 Titan Way
Sunnyvale, California 94085
(408) 737-0700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:

Jodie M. Bourdet
Jennifer Fonner DiNucci
Cooley LLP
101 California Street, Fifth Floor
San Francisco, CA 94111
(415) 693-2054

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Subject Company.  The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Dionex Corporation, a Delaware corporation (“Dionex”). The address of the principal executive offices of Dionex is 1228 Titan Way, Sunnyvale, California 94085, and its telephone number is (408) 737-0700.

(b) Class of Securities.  The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, $0.001 par value per share, of Dionex (“Common Stock”). As of the close of business on November 30, 2010, there were 17,497,087 shares of Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.  The name, business address and business telephone number of Dionex, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

(b) Tender Offer.  This Schedule 14D-9 relates to a tender offer by Weston D Merger Co., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Thermo Fisher Scientific Inc., a Delaware corporation (“Thermo Fisher”), disclosed in a Tender Offer Statement on Schedule TO, dated December 20, 2010 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of Common Stock at a price of $118.50 per share, net to the holder thereof in cash without interest (the “Offer Price”), and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 20, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which together with the Offer to Purchase constitute the “Offer”). The Schedule TO was filed with the Securities and Exchange Commission (the “SEC”) on December 20, 2010. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 12, 2010 (as such agreement may be amended, modified or supplemented from time to time, the “Merger Agreement”), by and among Thermo Fisher, Purchaser and Dionex. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will merge with and into Dionex (the “Merger”), and each share of Common Stock that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than (a) shares of Common Stock owned by Thermo Fisher or Purchaser, in each case immediately prior to the Effective Time (as defined below), (b) shares of Common Stock owned by Dionex or any wholly-owned subsidiary of Dionex, in each case immediately prior to the Effective Time and (c) shares of Common Stock owned by stockholders who have neither voted in favor of adoption of the Merger Agreement nor consented thereto in writing and have properly and validly exercised their dissenters’ rights of appraisal in respect of such Shares pursuant to the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price, less any required withholding taxes. At the effective time of the Merger (the “Effective Time”), Dionex will become a wholly-owned subsidiary of Thermo Fisher. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of Thermo Fisher and Purchaser is 81 Wyman Street, Waltham, Massachusetts 02451.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, including in the Information Statement of Dionex attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the “Information Statement”), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Dionex or its affiliates and (i) its executive officers, directors or affiliates; or (ii) Thermo Fisher, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to Dionex’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act in connection with Thermo Fisher’s right pursuant to the Merger Agreement to designate persons to the board of directors of Dionex (the “Dionex Board”) after the first time at which Purchaser accepts for payment any shares of Common Stock tendered pursuant to the Offer (such time hereinafter referred to as the “Acceptance Time”).

(a) Arrangements with Current Executive Officers and Directors of Dionex.

Interests of Certain Persons

Certain members of management and the Dionex Board may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of Dionex’s stockholders generally. The Dionex Board was aware of these potential conflicts of interest and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Merger will constitute a change in control of Dionex for the purpose of determining the entitlements due to executive officers and directors of Dionex relating to certain severance and other benefits.

Potential Payments Upon Termination Or Change In Control

Dionex has in place certain change in control agreements or arrangements with its executive officers that provide for certain payments and benefits to such officers in the event of a change in control of Dionex, a termination of employment or both. The terms of these agreements and arrangements are described under “Compensation of Directors and Executive Officers — D. Employment agreements, severance and change in control benefits” in the Information Statement. The following tables provide information concerning the estimated payments and benefits that would be provided to each of the executive officers in connection with completion of the Merger, which would constitute a change in control under the applicable agreements or arrangements.

The following table provides information concerning the estimated payments and benefits that would be provided to each of the executive officers upon a change in control assuming a concurrent termination of employment. Payments and benefits are estimated assuming that the triggering events take place on January 31, 2011, and the price per share of Common Stock is the Offer Price ($118.50). There can be no assurance that a triggering event would produce the same or similar results as those estimated below if such event occurs on any other date or at any other price. As a result, any actual payments and benefits may be different.

			Health			Gain on
			and			Acceleration of
	Base		Welfare		280G	Vesting of
	Salary	Bonus	Benefits	Outplacement	Gross-Ups	Stock
Name	($)(1)	($)(2)	($)(3)	Services ($)(4)	($)(5)	Awards ($)(6)	Total ($)

Frank Witney	450,000	337,500	24,396	7,500	750,000	7,477,163	9,046,559
Craig McCollam	350,000	139,155	9,324	7,500	—	2,426,632	2,932,611
Bruce Barton	350,000	138,768	24,204	7,500	—	2,416,464	2,936,936
Chris Pohl	319,300	106,158	24,396	7,500	—	1,894,940	2,352,294
Peter Jochum(7)	367,231	98,075	3,921	7,500	—	1,735,159	2,211,887
John Plohetski	285,000	97,240	24,396	7,500	—	1,979,885	2,394,021

(1)	Pursuant to Dionex’s Amended and Restated Change in Control Severance Benefit Plan (the “CIC Plan”), each executive officer will receive 12 months of base salary if their employment is terminated without cause or constructively terminated within 13 months following the Effective Time, payable in substantially equal installments commencing upon termination of employment pursuant to Dionex’s regularly scheduled payroll periods.

(2)	Pursuant to the CIC Plan, each executive officer will receive a lump sum bonus payment equal to the average of his annual bonuses paid by Dionex with respect to the last three completed fiscal years of Dionex for which he was eligible to receive a bonus (or such fewer fiscal years for which he was eligible to receive an annual bonus) if his employment is terminated without cause or constructively terminated within 13 months following the Effective Time.

(3)	Pursuant to the CIC Plan, if employment of an executive officer is terminated without cause or constructively terminated within 13 months following the Effective Time, for a period of 12 months following the date of his termination, Dionex will pay the portion of the premiums of such executive officer’s group medical, dental and vision coverage, including coverage for his eligible dependents, that Dionex paid prior to his termination, provided that he elects continued coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985.

(4)	Pursuant to the CIC Plan, on behalf of each executive officer whose employment is terminated without cause or constructively terminated within 13 months following the Effective Time, Dionex will pay for an executive assistance program for a period not to exceed three months and at a cost not to exceed $7,500, provided that such executive officer enrolls in the program within six months following his termination of employment.

(5)	Pursuant to a letter agreement between Dionex and Dr. Witney, dated December 16, 2010, if Dr. Witney’s employment is terminated without cause or constructively terminated within 13 months following the Effective Time and any payment or benefit Dr. Witney would receive in connection with the Merger would constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), Dionex will pay to Dr. Witney a gross-up payment such that after his payment of (a) all federal, state, local and foreign income, excise, social security and other taxes, and any interest and penalties imposed with respect thereto (excluding the excise tax imposed by Section 4999 of the Code (the “Excise Tax”)), and (b) the Excise Tax imposed upon the gross-up payment, he retains an amount of the gross-up payment equal to the excise tax imposed upon the payment or benefit, provided that such gross-up payment will not exceed $750,000.

(6)	Pursuant to the CIC Plan, if an executive officer’s employment is terminated without cause or constructively terminated following the Effective Time, effective as of the date of such executive officer’s termination, he will be credited with full acceleration of vesting for all options to purchase Dionex common stock and restricted stock units for Dionex common stock outstanding (with restricted stock units that are subject to the achievement of performance metrics deemed to have been achieved at target) that he holds on such date that have not yet vested. The CIC Plan was amended in connection with the execution of the Merger Agreement and is set forth in Exhibit (e)(14) hereto. For the treatment of all options to purchase Dionex common stock and restricted stock units for Dionex common stock, see “Stock Options and Restricted Stock Units” below.

(7)	Dr. Jochum is paid in Euros. U.S. dollar amounts are converted from Euros at the conversion rate of 1 U.S. dollar to 1.3205 Euros, which was the exchange rate as of December 9, 2010.

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by Section 145 of the DGCL. Dionex’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws include provisions to (a) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the DGCL or any other applicable law and (b) require Dionex to indemnify its directors and officers to the fullest extent permitted by the DGCL or any other applicable law. Pursuant to Section 145 of the DGCL, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. Dionex believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors’ duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under DGCL. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to Dionex, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of Dionex or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director’s duty to Dionex or its stockholders when the director was aware or should have been aware of a risk of serious injury to Dionex or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to Dionex or its stockholders, for improper transactions between the director and Dionex and for improper distributions to stockholders and loans to officers. The provisions also do not affect a director’s responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

Dionex has entered into indemnification agreements with certain of its present and former officers and directors which provide, among other things, that Dionex will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of Dionex, and otherwise to the fullest extent permitted under Delaware law and Dionex’s Amended and Restated Bylaws. This description of the indemnification agreements entered into between Dionex and each of its directors and executive officers is qualified in its entirety by reference to the form of the indemnification agreement filed as Exhibit (e)(2) hereto, which is incorporated herein by reference.

In the Merger Agreement, Thermo Fisher and Purchaser have agreed that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, existing in favor of the current or former directors, officers or employees of Dionex and its subsidiaries as provided in their respective organizational documents or in any agreement, will survive the Effective Time and the Merger and will continue in full force and effect. Commencing on the date of the closing of the Merger and continuing for a period of six years from the Effective Time, Thermo Fisher and the surviving corporation in the Merger will maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of Dionex’s and its subsidiaries’ organizational documents in effect immediately prior to the Effective Time or in any indemnification agreements of Dionex or its subsidiaries with any of their respective current or former directors, officers or employees in effect as of the date of the Merger Agreement, and will not modify or repeal any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of Dionex or any of its subsidiaries.

The Merger Agreement also provides that from and after the Effective Time, Thermo Fisher and Dionex will indemnify and hold harmless each current and former director or officer of Dionex and its subsidiaries against any costs or expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with any action or omission in their capacity as such occurring or alleged to have occurred whether before or after the Effective Time (including acts or omissions in connection with such persons serving as an officer or director or other fiduciary in any entity if such service was at the request or for the benefit of Dionex). In addition, following the Effective Time, Dionex will maintain in effect for six years following the Effective Time directors’ and officers’ liability insurance with at least the same coverage (including the scope and amount thereof) as, and contain terms and conditions that are equivalent to, the coverage set forth in Dionex’s current policy of directors’ and officers’ liability insurance (which may be in the form of a “tail policy,” and subject to the limitation that Dionex not be obligated to pay an amount in excess of 250% of the annual policy premium payable as of the date of the Merger Agreement).

Stock Options and Restricted Stock Units

The Merger Agreement provides that each Dionex stock option that is fully vested, outstanding and unexercised as of the Effective Time will be terminated and the holder thereof will receive a cash amount equal to the product of (a) the number of shares of Dionex common stock underlying the vested Dionex stock option and (b) the Offer Price less the exercise price of the vested Dionex stock option. Each outstanding Dionex stock option that is not fully vested as of the Effective Time will be assumed by Thermo Fisher and converted into an award representing a right to receive a cash amount equal to the product of (x) the number of shares of Dionex common stock underlying the unvested Dionex stock option and (y) the Offer Price less the exercise price of the unvested Dionex stock option (each, an “Assumed Stock Option”). The Assumed Stock Option will be subject to the terms (including vesting) of the equity plan and award agreement that were applicable to the Dionex stock option to which it relates. However, in the event that the employment or service of a holder of an Assumed Stock Option who does not participate in the CIC Plan is terminated by Thermo Fisher or any of its subsidiaries on or after the Effective Time without “cause,” all unvested Assumed Stock Options held by the holder will immediately vest and the applicable cash amount will, subject to the holder’s execution of a release, be paid to the holder within ten business days. In addition, if the employment of a holder who participates in the CIC Plan is terminated under circumstances that constitute a “covered termination,” the outstanding Assumed Stock Options held by the holder will immediately vest and the applicable cash amount will, subject to the holder’s execution of a release, be paid to the holder within ten business days. The participants in the CIC Plan are all of Dionex’s executive officers and officers.

The Merger Agreement provides that each award of restricted stock units denominated in shares of Dionex common stock that is outstanding and unsettled as of immediately prior to the Effective Time (“Dionex RSUs”) will be assumed by Thermo Fisher and converted into an award (the “Assumed RSU”) representing the right to receive a cash amount equal to the product of (a) the number of shares of Dionex common stock that would have been delivered to the holder on each future settlement date of the Dionex RSU and (b) the Offer Price. The right to receive an Assumed RSU is subject to the vesting and delivery terms of the equity plan and the applicable award agreements evidencing the corresponding Dionex RSUs as in effect immediately prior to the Effective Time. Each of our executive officers holds Dionex RSUs. Certain of such RSUs are subject to performance vesting requirements. Under the Merger Agreement, Dionex RSUs that are subject to the achievement of performance metrics will be deemed to have been achieved at target with the number of Assumed RSUs to be fixed on the Effective Time at the target amount and will vest, subject to the continuous employment of the employee through each vesting date at the following rate: 50% of such Assumed RSUs on August 3, 2012; 25% of such Assumed RSUs on August 3, 2013; and 25% of such Assumed RSUs on August 3, 2014. In addition, in the event that the employment or service of a holder of an Assumed RSU who does not participate in the CIC Plan is terminated by Thermo Fisher or any of its subsidiaries on or after the Effective Time without “cause,” all unvested Assumed RSUs held by the holder will immediately vest and the applicable cash amount will, subject to the holder’s execution of a release, be paid to the holder within ten business days. If the employment of a holder who participates in the CIC Plan is terminated under circumstances that constitute a “covered termination,” the outstanding Assumed RSUs held by the holder will immediately vest and the applicable cash amount will, subject to the holder’s execution of a release, be paid to the holder within ten business days.

It is anticipated that all Assumed Stock Options and Assumed RSUs held by members of the Dionex Board will vest immediately after the Effective Time in accordance with the terms of the Merger Agreement described above because such persons will cease to serve on the Dionex Board at that time. In addition, each of Dionex’s executive officers will be entitled to acceleration benefits under the CIC Plan. Under the CIC Plan, if an executive officer is terminated without cause or constructively terminated following the Effective Time, effective as of the date of such executive officer’s termination, he will be credited with full acceleration of vesting for all Assumed Stock Options and Assumed RSUs that he holds on such date that have not yet vested. As of November 30, 2010, Dionex’s directors and executive officers held in the aggregate options to purchase 706,450 shares of Common Stock with an aggregate weighted average exercise price of $57.30 per share (229,814 of which were unvested as of such date), and 89,503 shares subject to outstanding Dionex RSUs (of which 70,687 were unvested as of such date), including Dionex RSUs subject to the achievement of performance metrics (assuming performance at 100% of the performance target).

The following table sets forth the gross amount (without taking into account any applicable tax withholding) that would be payable in cash to each of Dionex’s directors and executive officers for (a) shares of Common Stock tendered pursuant to the Offer or converted into the right to receive the Offer Price in the Merger, (b) shares not yet issued subject to Dionex RSUs and (c) the positive difference in value, if any, between the Offer Price and the exercise prices of options to purchase shares of Dionex’s common stock (“Spread Value”) held by Dionex’s directors and executive officers as of November 30, 2010.

		Restricted Stock		Spread Value of
	Outstanding Shares	Units ($)		Stock Options ($)
Name	of Common Stock ($)	Vested	Unvested	Vested	Unvested

Frank Witney	—	592,500	3,081,000	2,424,375	4,800,225
Craig McCollam	1,829,285	176,565	854,385	9,218,936	1,639,484
Bruce Barton	—	176,565	816,939	4,467,188	1,736,728
Chris Pohl	1,817,672	154,050	734,700	6,800,711	1,193,859
Peter Jochum	11,850	154,050	668,814	3,353,931	1,099,964
John Plohetski	128,217	88,283	738,255	395,730	1,264,813
David Anderson	2,962,500	177,750	296,250	860,865	112,265
A. Blaine Bowman	7,490,859	177,750	296,250	860,865	112,265
Roderick McGeary	—	177,750	296,250	1,154,865	112,265
Riccardo Pigliucci	989,475	177,750	296,250	860,865	112,265
Michael Pope	59,250	177,750	296,250	536,635	112,265

Employee Benefits

The Merger Agreement provides that from and after the Effective Time, the employees of Dionex and its subsidiaries who are employed by Dionex as of the Effective Time and who remain employed with Dionex thereafter (the “Dionex Employees”) will be offered participation and coverage under Thermo Fisher’s and its subsidiaries’ compensation and benefit plans that are substantially similar to the plans generally in effect for similarly situated employees of Thermo Fisher and its subsidiaries. For purposes of vesting, eligibility to participate and level of benefits, each Dionex Employee will be credited with his or her years of service with Dionex and its subsidiaries before the Effective Time, to the same extent as such Dionex Employee was entitled, before the Effective Time, to credit for such service under any similar Company employee benefit plan in which such Dionex Employee participated or was eligible to participate immediately prior to the Effective Time, subject to certain limitations set forth in the Merger Agreement. In addition, to the extent legally permissible, all waiting period and pre-existing condition and actively-at-work requirements of such plans will be waived for each Dionex Employee and his or her covered dependents. The foregoing only applies with regard to Dionex Employees who are covered under Dionex benefit plans that are maintained primarily for the benefit of employees of Dionex employed in the United States (including Dionex Employees regularly employed outside the United States to the extent they participate in such benefit plans). With respect to Dionex Employees not described in the preceding sentence, from and after the Effective Time, the Merger Agreement provides that Thermo Fisher will, or will cause Dionex and its subsidiaries to, comply with all applicable laws relating to employees and employee benefits matters applicable to such employees.

Prior to the Closing Date, the Dionex Board or a committee thereof is required to adopt resolutions and take such corporate action as is necessary to terminate Dionex’s 401(k) plan and to ensure that the account balances of the participants in Dionex’s 401(k) plan are fully vested upon such plan termination, in each case effective as of the day prior to the Closing Date. Following the Effective Time and as soon as practicable following receipt of a favorable determination letter from the IRS on the termination of Dionex’s 401(k) plan, the assets thereof shall be distributed to the participants, and Thermo Fisher will take the action necessary to permit Dionex Employees who are then actively employed to roll over any eligible rollover distributions into Thermo Fisher’s 401(k) Plan. Dionex Employees will be eligible immediately as of the Effective Time to participate in Thermo Fisher’s 401(k) Plan.

Representation on the Dionex Board

The Merger Agreement provides that effective upon the Acceptance Time and from time to time thereafter, Thermo Fisher will be entitled to designate the number of directors, rounded up to the next whole number, on the Dionex Board that equals the product of (a) the total number of directors on the Dionex Board (giving effect to the election of any additional directors pursuant to this provision of the Merger Agreement) and (b) the percentage that the number of shares of Common Stock beneficially owned by Thermo Fisher and/or Purchaser (including shares accepted for payment) bears to the total number of shares then outstanding, and Dionex will cause Thermo Fisher’s designees to be elected or appointed to the Dionex Board. At such time, Dionex will also cause individuals designated by Thermo Fisher to constitute the number of members, rounded up to the next whole number, on each committee of the Dionex Board and as requested by Thermo Fisher, each board of directors (or similar governing body) of each subsidiary of Dionex (and each committee thereof) that represents the same percentage as such individuals represent on the Dionex Board.

Following the election or appointment of Thermo Fisher’s designees and until the Effective Time, the approval of a majority of the directors of Dionex then in office who were not designated by Thermo Fisher (the “Independent Directors”) will be required to authorize (and such authorization shall constitute the authorization of the Dionex Board and no other action on the part of Dionex, including any action by any other director of Dionex, will be required to authorize) (a) any termination of the Merger Agreement by Dionex, (b) any amendment of the Merger Agreement requiring action by the Dionex Board, (c) any extension of time for performance of any obligation or action thereunder by Thermo Fisher or Purchaser, and (d) any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of Dionex.

(b) Arrangements with Purchaser and Thermo Fisher.

Merger Agreement

The summary of the Merger Agreement contained in Section 13 of the Offer to Purchase entitled “The Transaction Documents” and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase entitled “Conditions to the Offer” are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference to provide information regarding its terms. The Merger Agreement contains representations and warranties that Dionex, Thermo Fisher and Purchaser made to and solely for the benefit of each other as of specific dates. The assertions embodied in such representations and warranties are qualified by information contained in the confidential disclosure schedule that Dionex delivered to Thermo Fisher and Purchaser in connection with signing the Merger Agreement. In addition, certain representations and warranties may be subject to a contractual standard of materiality different from what might be viewed as material to investors and security holders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters of fact. Accordingly, such representations and warranties may not be relied on as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the Merger Agreement and are modified in important part by the underlying disclosure schedule. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Dionex’s public disclosures.

Confidentiality Agreement

Dionex and Thermo Fisher entered into a confidentiality agreement dated as of November 29, 2010. As a condition to being furnished with confidential information, Thermo Fisher agreed, among other things, to keep all such confidential information confidential and, subject to certain exceptions, to use such confidential information solely for the purpose of evaluating a possible transaction between the parties.

Item 4.	The Solicitation or Recommendation.

(a) Recommendation.

The Dionex Board has unanimously (i) determined that the Merger Agreement is advisable, (ii) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are in the best interests of Dionex and the holders of shares of Common Stock, and (iii) approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Dionex Board recommends that the stockholders of Dionex tender their shares of Common Stock pursuant to the Offer and (to the extent necessary) adopt the Merger Agreement.

A copy of the letter to Dionex’s stockholders communicating the Dionex Board’s recommendation is filed as Exhibit (a)(2) hereto and is incorporated herein by reference.

(b) Background and Reasons for the Recommendation.

Background of the Offer

The Dionex Board has from time to time engaged with senior management of Dionex in reviews and discussions of potential strategic alternatives, and has considered ways to enhance Dionex’s performance and prospects in light of competitive and other relevant developments. These reviews have included periodic discussions with regard to potential transactions that would further its strategic objectives, and the potential benefits and risks of those transactions.

Over the past several years, senior executives of Dionex and Thermo Fisher have met periodically to discuss their respective companies and existing as well as potential business arrangements. In addition, during 2008, 2009 and early 2010 representatives from Thermo Fisher and Dionex had initial discussions regarding potential strategic transactions, none of which progressed beyond preliminary stages.

On October 13, 2010, Marc Casper, Chief Executive Officer of Thermo Fisher, had a telephone conversation with Dr. Witney in which Mr. Casper conveyed Thermo Fisher’s interest in acquiring Dionex. On October 14, 2010, Mr. Casper delivered a letter to Dr. Witney that made an offer by Thermo Fisher to acquire all outstanding shares of Dionex’s common stock for $106.50 per share in cash (the “Proposed Transaction”). Dr. Witney indicated that he would consider the matter and discuss it with the Dionex Board.

On October 15, 2010, the Dionex Board held a meeting at which all members of the Dionex Board, and a representative of Cooley were present. The Dionex Board discussed the proposed terms of the Proposed Transaction and the steps the Dionex Board should take in considering and responding to Thermo Fisher’s offer. A representative of Cooley reviewed the fiduciary duties of the Dionex Board in the context of the Proposed Transaction and the process by which the Dionex Board might consider and respond to Thermo Fisher’s offer. The Dionex Board then engaged in a full discussion of the possible steps to be taken by the Dionex Board and management with respect to their evaluation of the Proposed Transaction. The Dionex Board determined to ask Goldman, Sachs & Co. (“Goldman Sachs”) to prepare a financial analysis to assist the Dionex Board in its consideration of the Proposed Transaction and to continue the Dionex Board’s discussion at a special meeting of the Dionex Board on October 18, 2010.

On October 18, 2010, the Dionex Board held a meeting at which all members of the Dionex Board, Craig McCollam, who is Dionex’s Chief Financial Officer Bruce Barton, who is Dionex’s Chief Commercial Officer, representatives of Goldman Sachs and representatives of Cooley were present. A representative of Cooley reviewed for the Dionex Board the fiduciary duties of the Dionex Board in the context of the Proposed Transaction. Mr. McCollam provided the Dionex Board with an overview of Dionex’s five-year financial forecast based on a preliminary set of management estimates relative to certain financial measures (the “Financial Forecast”). Representatives of Goldman Sachs discussed with the Dionex Board Goldman Sachs’ preliminary analysis of the terms of the Proposed Transaction. The Dionex Board engaged in a full discussion of the possible steps to be taken by the Dionex Board and management with respect to their evaluation of the Proposed Transaction. The Dionex Board determined to continue its discussion at the regularly-scheduled Board meeting on October 26, 2010.

On October 26, 2010, the Dionex Board held a regular meeting at which all members of the Dionex Board were present. During the portion of the meeting in which the Proposed Transaction was discussed, Mr. McCollam, Mr. Barton and Gina Christopher, who is Corporate Secretary and Senior Corporate Counsel for Dionex, were present, as well as representatives of Goldman Sachs and representatives of Cooley. At the meeting, representatives of Goldman Sachs provided additional financial analysis of the terms of the Proposed Transaction. The Dionex Board authorized Dr. Witney and Mr. McCollam to schedule a meeting with representatives of Thermo Fisher to review Dionex’s business and determine if Thermo Fisher would be willing to increase the price being offered to one that the Dionex Board would find to be sufficient and in the best interests of stockholders. Shortly after this meeting, Dionex and Thermo Fisher agreed to hold a meeting on November 8, 2010.

On October 28, 2010, Dr. Witney informed Riccardo Pigliucci, Dionex’s Lead Director, by telephone of the status of discussions with Thermo Fisher. Mr. Pigliucci subsequently shared this information with the other members of the Dionex Board.

On November 8, 2010, Dr. Witney, Mr. McCollam and Mr. Barton from Dionex and executives from Thermo Fisher held a meeting to discuss Dionex’s business and a potential strategic business combination. Later that day, Dr. Witney summarized the discussions at such meeting for Mr. Pigliucci by telephone. Mr. Pigliucci subsequently shared this information with the other members of the Dionex Board.

On November 12, 2010, in a telephone conversation between Dr. Witney and Mr. Casper, Mr. Casper indicated Thermo Fisher would be willing to increase the offered price from $106.50 to $111.50. Dr. Witney indicated that he would consider the matter and discuss it with the Dionex Board.

On November 13, 2010, the Dionex Board held a meeting at which all members of the Dionex Board, Mr. McCollam, representatives of Goldman Sachs and representatives of Cooley were present to review the new price being offered by Thermo Fisher. The Dionex Board engaged in a full discussion regarding the range of potential responses to Thermo Fisher’s latest offer. After full discussion, the Dionex Board unanimously determined to reject Thermo Fisher’s latest offer.

After subsequent discussion between Dr. Witney, Mr. McCollam and representatives of Goldman Sachs on November 14, 2010, and after obtaining the concurrence of Mr. Pigliucci, on November 15, 2010, Dr. Witney conveyed to Mr. Casper by telephone that Dionex was unlikely to consider a potential sale at a price level that was not significantly greater than the indicative price level most recently expressed by Thermo Fisher.

On November 16, 2010, in a telephone conversation between Dr. Witney and Mr. Casper, Mr. Casper indicated Thermo Fisher would be willing to increase the offered price to $114.00 and that it was unlikely Thermo Fisher would be able to offer any higher price. Dr. Witney indicated that he would consider the matter and discuss it with the Dionex Board.

On November 17, 2010, the Dionex Board held a meeting at which all members of the Dionex Board, Mr. McCollam, Ms. Christopher, representatives of Goldman Sachs and representatives of Cooley were present. The Dionex Board engaged in a full discussion regarding the range of potential responses to Thermo Fisher’s latest offer. After full discussion, the Dionex Board unanimously determined to reject Thermo Fisher’s latest offer and reiterate to Thermo Fisher that it was unlikely that the Dionex Board would consider a sale unless Thermo Fisher increased its indicative pricing level. Later that day, Dr. Witney conveyed the Dionex Board’s determination to Mr. Casper by telephone.

In a telephone conversation on November 19, 2010, Dr. Witney and Mr. Casper continued to explore the price at which a transaction could be consummated. Dr. Witney later conferred with each of the members of the Dionex Board one-on-one regarding this discussion.

On November 22, 2010, the Dionex Board held a meeting at which all members of the Dionex Board, Mr. McCollam, Ms. Christopher, representatives of Goldman Sachs and representatives of Cooley were present. The Dionex Board engaged in a full discussion regarding the range of potential responses to Thermo Fisher’s latest offer. After full discussion, the Dionex Board authorized Dr. Witney to propose to Mr. Casper a price of $118.50 per share.

In a series of telephone conversations on November 22, 2010, Dr. Witney conveyed the proposed price, and Dr. Witney and Mr. Casper engaged in a general discussion regarding such price and other potential terms of the potential transaction. At the conclusion of the discussion, Dr. Witney and Mr. Casper agreed that the companies’ respective financial advisors would continue discussions regarding pricing considerations and the potential transaction.

On November 23, 2010, Mr. Casper conveyed to Dr. Witney by telephone a willingness to begin negotiations based on a revised proposal of $118.50 per share, subject to Dionex’s willingness to enter into a confidentiality agreement that provided for a limited period of exclusive negotiations. Mr. Casper requested that Dionex begin providing Thermo Fisher with non-public information, subject to confidentiality restrictions set forth in such agreement, and enter into a period of discussion with Thermo Fisher in order to reach an actionable proposal.

On November 24, 2010, the Dionex Board held a meeting at which all members of the Dionex Board (other than Mr. McGeary), Mr. McCollam, Ms. Christopher, representatives of Goldman Sachs and representatives of Cooley were present. The Dionex Board engaged in a full discussion regarding the range of potential responses to Thermo Fisher’s latest offer, including whether any other potential acquirors might be interested in acquiring Dionex for a price in excess of that being proposed by Thermo Fisher and Thermo Fisher’s requests related to commencing due diligence as described above. The Dionex Board determined, after reviewing a list of potential acquirors of Dionex and the high trading multiples of Dionex’s common stock, that of the few potential acquirors that might have an interest in acquiring Dionex, none of them would reasonably be expected to offer a price approaching the price being proposed by Thermo Fisher, and that it was in the best interests of Dionex and its stockholders to pursue the Proposed Transaction at a price of $118.50 per share. After such discussion, the Dionex Board authorized Dr. Witney to negotiate and enter into, and subsequently, on November 29, 2010, Thermo Fisher and Dionex did enter into, a confidentiality agreement that included a 20-day period for exclusive negotiations.

On December 1, 2010, Thermo Fisher’s outside counsel, Wachtell, Lipton, Rosen & Katz, delivered a proposed form of Merger Agreement to Cooley. Over the next several days, representatives of Wachtell, Lipton, Rosen & Katz and Cooley discussed the terms and conditions set forth in the draft merger agreement, including, among other things, the treatment of the Dionex equity awards and the ability of the Dionex Board to terminate the merger agreement under specified circumstances, subject to payment of an appropriate termination fee. With respect to the equity awards, it was ultimately agreed that Dionex’s employees should be allowed to capture the benefit of the same offer price in the transaction as the Dionex shareholders, with vested Dionex options being “cashed out” at the closing of the Merger, and, consistent with the terms of the Dionex equity plans, unvested Dionex options and unvested or unsettled Dionex restricted stock units being assumed by Thermo Fisher and converted into the right to receive cash as described more fully in “ — Arrangements with Current Executive Officers and Directors of Dionex — Potential Payments Upon Termination or Change in Control” and “ — Arrangements with Current Executive Officers and Directors of Dionex — Stock Options and Restricted Stock Units” above, which arrangement the Dionex Board had determined would mitigate the risk of the transaction having a de-motivating effect on the Dionex work force, as well as a retention risk with regard to Dionex’s non-officer employees, who are not participants in the CIC Plan. During this time, Thermo Fisher conducted a “due diligence” review of Dionex.

On December 10, 2010, the Dionex Board held a meeting at which all members of the Dionex Board, Mr. McCollam, Ms. Christopher, representatives of Goldman Sachs and representatives of Cooley were present. In that meeting:

•	Representatives of Cooley reviewed for the Dionex Board its fiduciary duties in the context of a sale of Dionex;

•	Representatives of Cooley provided the Dionex Board with a detailed summary of the most recent draft of the Merger Agreement;

•	Representatives of Cooley provided the Dionex Board with a detailed summary of the management compensation arrangements negotiated in connection with the proposed Merger, including proposed changes to the CIC Plan and Dionex’s employee stock purchase plan to be made to avoid any conflicts between the Merger Agreement and such plan, the impact of Section 280G of the Internal Revenue Code on compensation payable to Dionex’s officers and the proposed “gross-up” letter agreement to be entered into between Dionex and each of Dr. Witney and Michael Pettigrew, a Vice President of Dionex, to partially mitigate the potential impact of Section 280G;

•	Mr. McCollam reviewed for the Dionex Board the Financial Forecast, which had been updated to reflect changes in currency exchange rates occurring since the Dionex Board last reviewed such projections; and

•	The Dionex Board discussed Dionex’s prospects as a stand-alone company and potential alternative acquirors, and again determined that of the few potential acquirors that might have an interest in acquiring Dionex, none of them would reasonably be expected to offer a price approaching the price being proposed by Thermo Fisher.

On December 12, 2010, the Dionex Board held a telephonic meeting at which all members of the Dionex Board, Mr. McCollam, Ms. Christopher, representatives of Goldman Sachs and representatives of Cooley were present. At that meeting, representatives of Cooley explained each of the changes to the Merger Agreement since the Dionex Board meeting on December 10, 2010, and representatives of Goldman Sachs presented its financial analysis and delivered Goldman Sachs’ oral opinion to the Board, which opinion was subsequently confirmed in writing that, as of the date of the written opinion, and based upon and subject to the factors and assumptions set forth therein, the $118.50 in cash per share to be paid to the holders (other than Thermo Fisher and its affiliates) of Dionex common stock pursuant to the Merger Agreement was fair from a financial point of view to such holders. The Dionex Board unanimously (i) determined that the Merger Agreement is advisable, (ii) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are in the best interests of Dionex and the holders of shares of Common Stock, and (iii) approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Later that same day, Dionex, Thermo Fisher and Purchaser executed the Merger Agreement.

On December 13, 2010, Thermo Fisher and Dionex issued a joint press release announcing the transaction and their execution of the Merger Agreement.

On December 20, 2010, Thermo Fisher commenced the Offer.

Reasons for Recommendation

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, the Dionex Board consulted with Dionex’s senior management, outside legal counsel and outside financial advisor. In recommending that Dionex’s stockholders accept the Offer, tender their shares of Common Stock to Purchaser pursuant to the Offer and adopt the Merger Agreement, if adoption by Dionex’s stockholders is required by applicable law in order to complete the Merger, the Dionex Board also considered a number of factors, including the following:

•	the Dionex Board’s knowledge of Dionex’s business, financial condition, results of operations, prospects and competitive position and its belief that the Offer and the Merger are more favorable to Dionex’s stockholders than any other strategic alternative reasonably available to Dionex, including remaining as a stand-alone entity;

•	the fact that the Offer Price represents a 20.7% premium to the closing price of the Common Stock on December 10, 2010, the last trading day prior to the announcement of the execution of the Merger Agreement, a 30.5% premium to the closing price of the Common Stock on November 12, 2010 (the date that was four weeks prior to December 10, 2010) and a 19.8% premium to the 52-week high intraday market price of the Common Stock;

•	the Dionex Board’s belief that the Offer Price compares very favorably with that of similar acquisition transactions;

•	the fact that no other potential acquiror submitted a proposal to acquire Dionex during the period of time during which Thermo Fisher had expressed interest in acquiring Dionex;

•	the fact that the Offer provides for a cash tender offer for all Common Stock held by Dionex’s stockholders to be followed by a cash merger, which allows Dionex’s stockholders to quickly realize a fair value, in cash, for their investment and provides such stockholders certainty of value and liquidity for their shares;

•	the oral opinion of Goldman Sachs to the Dionex Board on December 12, 2010, which was subsequently confirmed in writing, that, as of the date of the written opinion and based upon and subject to the factors and assumptions set forth therein, the $118.50 per share cash consideration to be paid to the holders of Common Stock in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of Goldman Sachs’ written opinion is attached hereto as Annex II. For further discussion of the Goldman Sachs opinion, see “— Opinion of Dionex’s Financial Advisor” below;

•	the Dionex Board’s belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations to consummate the Offer and the Merger, are reasonable and were the product of arms’ length negotiations between Dionex and its advisors, on the one hand, and Thermo Fisher and its advisors, on the other hand;

•	the fact that Thermo Fisher’s and Purchaser’s obligations under the Merger Agreement, including with respect to the Offer and the Merger, are not subject to any financing conditions;

•	the fact that, under certain circumstances, Purchaser is obligated to extend the Offer for one or more periods of ten business days each to permit the satisfaction of the Offer Conditions if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer;

•	the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement and that Thermo Fisher’s obligations to purchase shares of Common Stock in the Offer and to close the Merger are subject to limited conditions;

•	the fact that, subject to compliance with the terms and conditions of the Merger Agreement (including provisions regarding notification to Thermo Fisher of certain matters, provisions regarding further negotiations with Thermo Fisher and provisions regarding payment of a $65 million cash termination fee), in certain circumstances, Dionex may terminate the Merger Agreement in connection with a determination by the Dionex Board to enter into a superior transaction with a third party (as described in the Merger Agreement);

•	the fact that the Dionex Board would be permitted, in accordance with the terms and conditions of the Merger Agreement, to authorize Dionex and its subsidiaries to provide information to and engage in negotiations with a third party following the receipt of a bona fide alternative acquisition proposal that the Dionex Board determines in good faith constitutes or would reasonably be expected to lead to a superior proposal (as described in the Merger Agreement); and

•	the availability of appraisal rights of holders of the Common Stock who comply with all of the required procedures under the DGCL.

The Dionex Board also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and the Merger, including the following:

•	the possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated and the effect of public announcement of the Merger Agreement on the operating results of Dionex and its ability to attract and retain key management, marketing and technical personnel;

•	the fact that an all cash transaction will be taxable to Dionex’s stockholders for U.S. federal income tax purposes;

•	the fact that Dionex’s stockholders will not participate in future earnings or growth of Dionex and will not benefit from any appreciation in value of the combined company;

•	the fact that the Merger Agreement contains certain contractual restrictions on the conduct of Dionex’s business prior to the completion of the transaction contemplated by the Merger Agreement;

•	the possibility of any disruptive effect on Dionex’s ordinary course business operations and work force that could result from the announcement of the Offer and the Merger; and

•	the fact that, subject to the limitations set forth in the Merger Agreement, Dionex could be required to pay a cash termination fee of $65 million in connection with the termination of the Merger Agreement under specified circumstances involving competing transactions, a change in the Dionex Board’s recommendation of the transaction to Dionex’s stockholders or other circumstances specified in the Merger Agreement.

The Dionex Board believes that, overall, the potential benefits of the Offer and the Merger to the Dionex stockholders outweigh the risks concerning the Offer and the Merger.

In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Dionex Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Dionex Board applied his own personal business judgment to the process and may have given different weight to different factors. In arriving at their respective recommendations, the members of the Dionex Board were aware of the interests of executive officers and directors of Dionex as described under “Past Contracts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of Dionex” in Item 3 above.

(c) Opinion of Dionex’s Financial Advisor.

Goldman Sachs rendered its oral opinion to the Dionex Board on December 12, 2010, which was subsequently confirmed in writing, that, as of the date of the written opinion and based upon and subject to the factors and assumptions set forth therein, the $118.50 per share in cash to be paid to the holders (other than Thermo Fisher and its affiliates) of the outstanding shares of common stock, par value $0.001 per share, of Dionex (the “Shares”) pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated December 12, 2010, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is included as Annex II to this Schedule 14D-9. Goldman Sachs provided its opinion for the information and assistance of the Dionex Board in connection with its consideration of the transactions contemplated by the Merger Agreement. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such holder’s Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Dionex for the five fiscal years ended June 30, 2010;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Dionex;

•	certain other communications from Dionex to its stockholders;

•	certain publicly available research analyst reports for Dionex; and

•	the Financial Forecast, which was approved for Goldman Sachs’ use by Dionex.

Goldman Sachs also held discussions with members of the senior management of Dionex regarding their assessment of the past and current business operations, financial condition and future prospects of Dionex; reviewed the reported price and trading activity for the Shares; reviewed certain financial and stock market information for Dionex and certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the life sciences instruments and filtration industries and in other industries; and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it, and Goldman Sachs does not assume any responsibility for any such information. In that regard, Goldman Sachs assumed, with Dionex’s consent, that the Financial Forecast was reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Dionex. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Dionex or any of its subsidiaries, nor was any such evaluation or appraisal of the assets or liabilities furnished to Goldman Sachs. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transactions contemplated by the Merger Agreement will be obtained without any adverse effect on the expected benefits of the transactions contemplated by the Merger Agreement in any way meaningful to its analysis. Goldman Sachs also assumed that the transactions contemplated by the Merger Agreement will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’s opinion does not express any opinion as to the underlying business decision of Dionex to engage in the transactions contemplated by the Merger Agreement, or the relative merits of the transactions contemplated by the Merger Agreement as compared to any strategic alternatives that may be available to Dionex; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, Dionex or any other alternative transaction. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the $118.50 per share in cash to be paid to the holders (other than Thermo Fisher and its affiliates) of Shares pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the transactions contemplated by the Merger Agreement or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the transactions contemplated by the Merger Agreement, including, without limitation, the fairness of the transactions contemplated by the Merger Agreement to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Dionex; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Dionex, or class of such persons in connection with the transactions contemplated by the Merger Agreement, whether relative to the $118.50 per share in cash to be paid to the holders (other than Thermo Fisher and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs’ opinion did not express any opinion as to the impact of the transactions contemplated by the Merger Agreement on the solvency or viability of Dionex or Thermo Fisher or the ability of Dionex or Thermo Fisher to pay their respective obligations when they become due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion.

The advisory services provided by Goldman Sachs and the opinion expressed in Goldman Sachs’ opinion were provided for the information and assistance of the Dionex Board in connection with its consideration of the transactions contemplated by the Merger Agreement and Goldman Sachs’ opinion does not constitute a recommendation as to whether or not any holder of Shares should tender Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Dionex Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 10, 2010 and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis.  Goldman Sachs reviewed the historical trading prices and volumes for the Shares for the 52-week period ended December 10, 2010 (the last trading day before Goldman Sachs delivered its opinion to the Dionex Board). In addition, Goldman Sachs analyzed the consideration to be paid to the holders of the Shares pursuant to the Merger Agreement in relation to the closing price of the Shares on December 10, 2010, the closing price of the Shares on November 12, 2010 (the date that was four weeks prior to December 10, 2010) and the 52-week period ended December 10, 2010. This analysis indicated that the price per Share to be paid to the holders of the Shares pursuant to the Merger Agreement represented:

•	a premium of 20.7% based on the closing market price of $98.17 per Share on December 10, 2010;

•	a premium of 30.5% based on the closing market price of $90.77 per Share on November 12, 2010; and

•	a premium of 19.8% based on the high intraday market price of $98.88 per Share during the 52-week period ended December 10, 2010.

Selected Public Companies Analysis.  Goldman Sachs reviewed and compared certain financial information for Dionex to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the life sciences instruments and filtration industries:

Life Sciences Instruments

•	Agilent Technologies, Inc.

•	Bruker Corporation

•	Life Technologies Corporation

•	Mettler-Toledo International, Inc.

•	PerkinElmer, Inc.

•	Tecan Group Ltd.

•	Thermo Fisher Scientific Inc.

•	Waters Corporation

Filtration

•	CLARCOR Inc.

•	Donaldson Company, Inc.

•	ESCO Technologies Inc.

•	Pall Corporation

Although none of the selected companies is directly comparable to Dionex, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Dionex.

Goldman Sachs calculated and compared various financial multiples and ratios based on the most recent publicly available financial data obtained from SEC filings and estimates obtained from the Institutional Brokers’ Estimates System (“IBES”). The multiples and ratios of Dionex and the selected companies were calculated using the closing price of each company’s shares on December 10, 2010. With respect to Dionex and the selected companies, Goldman Sachs calculated (1) enterprise value, which is the market value of common equity plus the book value of debt and minority interest, less cash and cash equivalents, and, (2) enterprise value as a multiple of (a) earnings before interest, taxes, depreciation and amortization (“EBITDA”), for the last twelve months ended September 30, 2010 (“LTM”); and (b) EBITDA estimated for calendar years 2010 and 2011, respectively, based on IBES estimates. The following table presents the results of this analysis:

	Selected Public Companies								Company
	Instruments				Filtration				As of		Offer Price
	Range		Median		Range		Median		12/10/2010		$118.50

Enterprise Value as a multiple of EBITDA
LTM	9.7x-21.1	x	12.1	x	11.0x-14.9	x	12.4	x	16.7	x	20.5	x
CY2010E	10.5x-15.0	x	12.8	x	11.4x-14.1	x	12.2	x	16.1	x	19.8	x
CY2011E	9.7x-13.8	x	11.0	x	9.9x-12.2	x	11.1	x	14.4	x	17.6	x

Goldman Sachs also calculated the LTM EBITDA multiples for Dionex for the last three years. The following table presents the results of this analysis:

Company

Enterprise Value as a multiple of EBITDA
3 Year Mean	12.7	x
2 Year Mean	12.0	x
1 Year Mean	13.9	x
6 Months Mean	14.3	x
Current	16.7	x

Goldman Sachs also calculated the price-to-earnings ratios for estimated earnings in calendar years 2010 and 2011, respectively, for Dionex and the selected companies. The following table presents the results of this analysis:

	Selected Public Companies								Company
	Instruments				Filtration				As of		Offer Price
	Range		Median		Range		Median		12/10/2010		$118.50

Price/Earnings Ratio
CY2010E	15.0x-25.6	x	19.0	x	21.6x-24.2	x	22.4	x	28.0	x	33.8	x
CY2011E	13.4x-20.7	x	15.9	x	18.6x-20.3	x	19.5	x	24.5	x	29.6	x

Illustrative Present Value of Future Share Price Analysis.  Goldman Sachs performed an illustrative analysis of the implied present values of the future stock price of Dionex, which is intended to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future earnings per share and its assumed future price to future earnings per share multiple. For this analysis, Goldman Sachs used the Financial Forecast for each of the calendar years ending December 31, 2012 to 2014. Goldman Sachs first calculated implied per share values for the Shares for each of the calendar years ending December 31, 2011 to 2013 by applying price to forward earnings multiples of 18.5x to 24.5x to earnings per share estimates for each of the calendar years ending December 31, 2012 to 2014. Goldman Sachs then calculated the present value of the implied per share value using an illustrative discount rate of 9.0%, reflecting an estimate of Dionex’s cost of equity. The analysis resulted in a range of implied present values per Share of $78.80 to $115.78.

Illustrative Discounted Cash Flow Analysis.  Goldman Sachs performed an illustrative discounted cash flow analysis on Dionex using the Financial Forecast. Goldman Sachs calculated indications of net present value of free cash flows for Dionex for the fiscal years 2011 through 2015, which were then discounted to December 31, 2010 using mid-year convention and illustrative discount rates ranging from 8.0% to 10.0%, reflecting estimates of Dionex’s weighted average cost of capital. Goldman Sachs calculated terminal value indications in the fiscal year 2015 based on multiples ranging from 12.0x LTM EBITDA to 17.0x LTM EBITDA. These terminal values were then discounted to calculate implied indications of present values using illustrative discount rates ranging from 8.0% to 10.0%. Goldman Sachs also assumed net debt and minority interest based on the midpoint of actual fiscal year end June 30, 2010 figures and estimated fiscal year 2011 figures in the Financial Forecast. This analysis resulted in a range of implied present values per Share of $98.72 to $139.27.

Selected Transactions Analysis.  Goldman Sachs analyzed certain information relating to the following selected transactions in the life sciences and filtration industries since 2005. These transactions (listed by acquirer/target and date of announcement) were:

•	Bruker Corporation / Veeco Instruments Inc. (2010)

•	Merck KGaA / Millipore Corporation (2010)

•	Thermo Fisher Scientific Inc. / Ahura Scientific Inc. (2010)

•	Danaher Corporation / AB SCIEX (2009)

•	Danaher Corporation / MDS Analytical Technologies (2009)

•	Agilent Technologies Inc. / Varian Inc. (2009)

•	Invitrogen Corp. / Applied Biosystems Inc. (2008)

•	GE Healthcare Life Sciences / Whatman plc (2008)

•	Eppendorf Group / New Brunswick Scientific Co. (2007)

•	Sartorius AG / Stedim AG (2007)

•	MDS Inc. / Molecular Devices Corporation (2007)

•	GE Healthcare Life Sciences / Biacore International AB (2006)

•	Thermo Electron Corporation / Fisher Scientific International Inc. (2006)

•	Millipore Corporation / Serologicals Corporation (2006)

•	3M Company / CUNO Incorporated (2005)

•	Thermo Electron Corporation / Kendro Laboratory Products (subsidiary of SPX Corporation) (2005)

•	Sigma-Aldrich Corporation / JRH Biosciences Division of CSL Limited (2005)

For each of the selected transactions, Goldman Sachs calculated and compared, using publicly available data:

•	enterprise value as a multiple of last twelve months’ sales of the target company (“LTM Sales”);

•	enterprise value as a multiple of last twelve months’ EBITDA of the target company (“LTM EBIDTA”);

•	enterprise value as a multiple of last twelve months earnings before tax and interest (“EBIT”) of the target company (“LTM EBIT”);

•	premium paid in relation to the closing market price of the target company’s stock one day prior to the announcement of the transactions;

•	premium paid in relation to the closing market price of the target company’s stock four weeks prior to the announcement of the transactions; and

•	premium paid in relation to the target company’s high intraday market price during the 52-week period prior to the announcement of the transactions.

While none of the companies that participated in the selected transactions is directly comparable to Dionex, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of Dionex’s results, market size and product profile.

The following table presents the results of this analysis:

Selected Transactions	Enterprise Value Multiple of LTM						Premia (%)
Range	Sales		EBITDA		EBIT		1 Day Prior	4 Weeks Prior	52-Week High

High	5.1	x	23.5	x	29.1	x	48.7	68.5	4.0
Mean	3.1	x	15.6	x	19.9	x	23.5	35.3	(0.9)
Median	3.1	x	15.7	x	19.9	x	17.1	36.8	0.9
Low	1.4	x	10.9	x	12.3	x	1.3	2.6	(10.9)
Proposed Transaction	4.9	x	20.5	x	23.5	x	20.7	30.5	19.8

Premia Paid Analysis.  Goldman Sachs also calculated the median price premia paid per share relative to the market closing price of target companies on the day prior to announcement, four weeks prior to announcement and the target company’s high intraday market price during the 52-week period prior to announcement of transactions for announced and completed cash transactions involving target companies in the United States in all industries since 2007 where majority ownership was acquired with transaction enterprise values of $1 billion to $5 billion, using publicly available historical data.

The following table presents the results of this analysis:

	One Day	Four Week	52-Week High
Period	Premium (%)	Premium (%)	Premium (%)

Selected Transactions
2007	20.4	23.2	8.5
2008	39.7	35.2	5.1
2009	31.5	39.7	19.1
2010	40.9	41.4	9.5
Proposed Transaction	20.7	30.5	19.8

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Dionex or the transactions contemplated by the Merger Agreement.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs providing its opinion to the Dionex Board as to the fairness from a financial point of view of the $118.50 per share in cash to be paid to the holders (other than Thermo Fisher and its affiliates) of Shares pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Dionex, Thermo Fisher, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The consideration for the transactions contemplated by the Merger Agreement was determined through arms’-length negotiations between Dionex and Thermo Fisher and was approved by the Dionex Board. Goldman Sachs provided advice to Dionex during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Dionex or the Dionex Board or that any specific amount of consideration constituted the only appropriate consideration for the transactions contemplated by the Merger Agreement.

As described above, Goldman Sachs’ opinion to the Dionex Board was one of many factors taken into consideration by the Dionex Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs included as Annex II to this Schedule 14D-9.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of Dionex, Thermo Fisher, any of their respective affiliates and third parties or any currency or commodity that may be involved in the transactions contemplated by the Merger Agreement for their own account and for the accounts of their customers. Goldman Sachs acted as financial advisor to Dionex in connection with, and have participated in certain of the negotiations leading to, the transactions contemplated by the Merger Agreement. In addition, Goldman Sachs has provided certain investment banking services to Dionex and its affiliates from time to time. Goldman Sachs has also provided certain investment banking services to Thermo Fisher and its affiliates from time to time for which its investment banking division has received, and may receive, compensation, including having acted as dealer manager for Thermo Fisher in connection with its tender offer to purchase its Convertible Notes due 2023 (aggregate principal amount of $295 million) in November 2009; as co-manager with respect to a public offering by Thermo Fisher of senior notes due 2015 and 2020 (aggregate principal amount of $750 million) in April 2010, and as co-manager with respect to a public offering by Thermo Fisher of senior notes due 2012 and 2014 (aggregate principal amount of $750 million) in November 2010. Goldman Sachs may also in the future provide investment banking services to Dionex, Thermo Fisher and their respective affiliates for which its investment banking division may receive compensation.

The Dionex Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the Merger Agreement.

(d) Financial Projections.

Historically, Dionex has prepared and provided public guidance as to certain of its projected quarterly and annual financial performance measures with respect to the then-current fiscal year in its press releases announcing its quarterly financial results for the immediately preceding quarter, and has publicly updated that guidance from time to time.

In October 2010, Dionex prepared the Financial Forecast, which was subsequently updated in December 2010 to reflect changes in currency exchange rates. The Financial Forecast was prepared at the direction of and approved by the Dionex Board and were used by it in connection with its deliberations regarding a potential sale of Dionex. The Financial Forecast was also provided to Goldman Sachs. The Financial Forecast was prepared for use only by the Board of Directors and Goldman Sachs and does not, and was not intended to, act as public guidance regarding Dionex’s future financial performance.

The Financial Forecast was necessarily based on a variety of assumptions and estimates. The assumptions and estimates underlying the Financial Forecast may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond Dionex’s control. In particular, the Financial Forecast includes estimates several years into the future, and is necessarily preliminary and uncertain as to assumptions and estimates in these future periods. The assumptions and estimates used to create the Financial Forecast involve judgments made with respect to, among other things, sales growth rates, timing of new product launches, market size and growth rates, required investments, currency exchange rates, future pricing and levels of operating expenses, all of which are difficult to predict and many of which are outside of Dionex’s control. Moreover, the Financial Forecast is based on certain future business decisions that are subject to change. Accordingly, there can be no assurance that the assumptions and estimates used to prepare the Financial Forecast will prove to be accurate, and actual results may materially differ.

The inclusion of information regarding the Financial Forecast in this Schedule 14D-9 should not be regarded as an indication that Dionex or any of its advisors or representatives considered or consider the Financial Forecast to be necessarily predictive of actual future events, and the Financial Forecast should not be relied upon as such. Neither Dionex nor any of its advisors or representatives has made or makes any representation regarding the information contained in the Financial Forecast, and except as may be required by applicable securities laws, none of them intends to update or otherwise revise or reconcile the Financial Forecast to reflect circumstances existing after the date such Financial Forecast was generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Financial Forecast are shown to be in error. Dionex’s stockholders are cautioned not to place undue reliance on the Financial Forecast information included in this Schedule 14D-9.

A summary of the material projected financial information that was included in the Financial Forecast is set forth below. All amounts are expressed in millions of dollars except for earnings per share.

	FY 2010	FY 2011	FY 2012	FY 2013	FY 2014	FY 2015

Sales, net	$419.6	$466.1	$508.9	$555.4	$605.0	$659.7
Net income	$59.1	$67.3	$74.8	$84.7	$95.3	$107.3
Fully diluted earnings per share	$3.28	$3.81	$4.31	$4.98	$5.71	$6.54

The Financial Forecast should be read together with the historical financial statements of Dionex, which have been filed with the SEC, and the other information regarding Dionex contained elsewhere in this Schedule 14D-9 and the Offer to Purchase. The Financial Forecast was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Dionex’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The report of such independent registered public accounting firm included in Dionex’s Annual Report on Form 10-K for the year ended June 30, 2010 relates to Dionex’s historical financial information. It does not extend to the Financial Forecast and should not be read to do so.

Dionex expects that there will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections due to numerous risks and uncertainties, including but not limited to the important factors listed under “Item 1A. Risk Factors” in Dionex’s Annual Report on Form 10-K for the year ended June 30, 2010, and in the corresponding item of Dionex’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010. All projections are forward-looking statements, and these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified in these reports and in any other filings with the SEC.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Pursuant to a letter agreement dated November 30, 2010, Dionex engaged Goldman Sachs to act as its financial advisor in connection with the transactions contemplated by the Merger Agreement. Pursuant to the terms of this engagement letter, Dionex has agreed to pay Goldman Sachs a transaction fee of approximately $19.0 million, all of which is contingent upon consummation of the transactions contemplated by the Merger Agreement. In addition, Dionex has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Neither Dionex, nor any person acting on its behalf, has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

During the past 60 days prior to the date of this Schedule 14D-9, no transactions in the Common Stock of Dionex have been effected by Dionex or by any executive officer, director, affiliate or subsidiary of Dionex, except for the following:

•	On November 8, 2010, John Plohetski (i) exercised an option to purchase 7,146 shares of Common Stock of Dionex at a price of $72.56 per share and sold such shares at prices ranging from $92.40 per share to $92.87 per share and (ii) exercised an option to purchase 354 shares of Common Stock of Dionex at a price of $72.56 per share and sold such shares at a price of $92.30 per share.

•	On November 10, 2010, John Plohetski exercised an option to purchase 6,500 shares of Common Stock of Dionex at a price of $72.56 per share and sold such shares at a price of $91.10 per share.

•	On November 11, 2010, Peter Jochum sold 29,900 shares of Common Stock of Dionex at a price of $92.00 per share.

•	On October 18 and 19, 2010, Dionex repurchased a total of 15,477 shares of Common Stock of Dionex at an average price of $90.2708 per share.

During the past 60 days prior to the date of this Schedule 14D-9, no options or restricted stock units were granted to any executive officer, director, affiliate or subsidiary of Dionex, except that on October 26, 2010, A. Blaine Bowman, Riccardo Pigliucci, Roderick McGeary, Michael Pope and David Anderson were each granted (i) an option to purchase 1,000 shares of Common Stock of Dionex at a price per share of $90.46 and (ii) 1,000 restricted stock units, each representing a contingent right to receive one share of Common Stock of Dionex.

During the past 60 days prior to the date of this Schedule 14D-9 and in the ordinary course, Dionex has issued shares of Common Stock to holders of vested options to purchase Common Stock upon the exercise of such options by the holders thereof.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by Dionex in response to the Offer that relate to a tender offer or other acquisition of Dionex’s securities by Dionex, any subsidiary of Dionex or any other person.

(b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by Dionex in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Dionex or any subsidiary of Dionex, (ii) any purchase, sale or transfer of a material amount of assets by Dionex or any subsidiary of Dionex or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Dionex.

(c) Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the Dionex Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Dionex Board other than at a meeting of Dionex’s stockholders and is incorporated herein by reference.

Top-Up Option

Pursuant to the terms of the Merger Agreement, Dionex granted to Purchaser an irrevocable option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase at a price per share equal to the Offer Price up to that number of newly issued shares of Common Stock (the “Top-Up Shares”) equal to the number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Thermo Fisher and its subsidiaries at the time of exercise of the Top-Up Option, constitutes one share more than 90% of the shares of Common Stock outstanding immediately after the issuance of the Top-Up Shares on a fully-diluted basis. In no event will the Top-Up Option be exercisable for a number of shares of Common Stock greater than the aggregate number of shares of Common Stock authorized and unissued or held in the treasury of Dionex at the time of exercise of the Top-Up Option. Purchaser may exercise the Top-Up Option at any time following the Acceptance Time but before the earlier of the Effective Time and the Termination of the Merger Agreement.

Vote Required to Approve the Merger and DGCL Section 253

The Dionex Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, including the issuance by Dionex of Top-Up Shares upon the exercise by Purchaser of the Top-Up Option, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by Dionex’s stockholders (a “Short-Form Merger”). If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock will be required under the DGCL to effect the Merger.

State Takeover Laws

Dionex is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such date. In accordance with the provisions of Section 203, the Dionex Board has approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated by the Merger Agreement.

Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisitions of voting securities or assets may not be consummated until specified information and documentary material have been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Common Stock in the Offer and the Merger.

Under the HSR Act, the purchase of Common Stock in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Thermo Fisher, as the ultimate parent of Purchaser, of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information or documentary material prior to that time. Thermo Fisher intends to file a Premerger Notification and Report Form under the HSR Act with the Antitrust Division and the FTC in accordance with the terms of the Merger Agreement. The required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on the 15th calendar day following Thermo Fisher’s filing, or the next business day if expiration would otherwise fall on a weekend or federal holiday, unless earlier terminated by the FTC and the Antitrust Division or Thermo Fisher receives a request for additional information and documentary material prior to that time. Although Dionex is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the purchase of Common Stock in the Offer, neither Dionex’s failure to make those filings nor a request for additional documents or information issued to Dionex from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Common Stock in the Offer. Thermo Fisher and Dionex may agree to modify the timing of their filings under the HSR Act to the extent that they mutually agree that doing so may expedite review by the FTC and/or the Antitrust Division. If, by the end of the 15 calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information and documentary material to Thermo Fisher, the waiting period with respect to the Offer and the Merger would be extended until 10 calendar days after Thermo Fisher complies with such request, subject to the same expiration rules above regarding weekends and federal holidays. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with Thermo Fisher’s consent. The FTC or the Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

The FTC and the Antitrust Division routinely evaluate the legality under the antitrust laws of transactions such as Purchaser’s acquisition of Common Stock in the Offer and the Merger. At any time before or after the purchase of Common Stock by Purchaser, the FTC or the Antitrust Division could take action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Stock in the Offer and the Merger, the divestiture of Common Stock purchased in the Offer or the divestiture of assets of Thermo Fisher, Dionex or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result will be.

Under the merger control rules of jurisdictions outside the United States where Thermo Fisher and Dionex and their respective subsidiaries conduct business, filings may be required or may be advisable and it may be necessary to observe waiting periods prior to consummation of the transaction. Under the terms of the Merger Agreement, Thermo Fisher has agreed to make such filings and seek such approvals under the merger control rules of foreign jurisdictions as it may, in its reasonable judgment, deem necessary or advisable. Any such filings must be made by Thermo Fisher as soon as reasonably practicable. The period for review of the transaction will vary from jurisdiction to jurisdiction and may be affected by a variety of other factors. The review powers vested in foreign competition authorities include the ability to challenge the legality of the transaction on the basis of its effects on competition or otherwise on the public interest. At any time before (and in some cases after) consummation of the transaction, foreign competition authorities may seek to enjoin the purchase of Shares pursuant to the Offer, or seek divestiture of the Shares so acquired, or seek divestiture of Thermo Fisher or Dionex assets. There can be no assurance that a challenge to the Offer under foreign merger control rules will not be made or, if such a challenge is made, what the result will be.

Litigation Related to the Offer

On December 14, 2010, Dr. Alan Weisberg filed a putative class action lawsuit in the Superior Court of the State of California, County of Santa Clara, purportedly on behalf of the stockholders of Dionex, against Dionex, its directors and Thermo Fisher, alleging, among other things, that Dionex’s directors, aided and abetted by Dionex and Thermo Fisher, breached their fiduciary duties owed to Dionex stockholders in connection with the proposed acquisition of Dionex by Thermo Fisher and Purchaser. The complaint seeks, among other things, to enjoin the defendants from completing the acquisition as currently contemplated. Dionex intends to take all appropriate actions to defend the lawsuit.

Appraisal Rights

Dionex’s stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is completed, under Section 262 of the DGCL, any holder of Common Stock at the Effective Time (a “Remaining Stockholder”) who has neither voted in favor of the Merger nor consented thereto in writing has the right to seek an appraisal and be paid the “fair value” of such holder’s Common Stock at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of Section 262 of the DGCL.

The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the Merger and perfect appraisal rights under the DGCL. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex III hereto. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Appraisal rights will not be available unless and until the Merger (or a similar business combination) is consummated.

Remaining Stockholders of record who desire to exercise their appraisal rights must properly perfect their appraisal rights and fully satisfy all of the following conditions. A written demand for appraisal of Common Stock must be delivered to the Secretary of Dionex (x) before the taking of the vote on the adoption of the Merger Agreement if the Merger is not being effected as a Short-Form Merger but rather is being consummated following approval thereof at a meeting of Dionex’s stockholders (a “Long-Form Merger”) or (y) within 20 days after the date that the surviving corporation in the Merger mails to the Remaining Stockholders a notice (the “Notice of Merger”) to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected as a Short-Form Merger without a vote or meeting of Dionex’s stockholders or if the Merger is being effected pursuant to written consent of Dionex’s stockholders in accordance with Section 228 of the DGCL (a “Merger by Written Consent”). If the Merger is effected as a Long-Form Merger, this written demand for appraisal of Common Stock must be in addition to and separate from any proxy or vote abstaining from or against the approval and adoption of the Merger Agreement, and neither voting against, abstaining from voting, nor failing to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of Section 262 of the DGCL. In the case of a Long-Form Merger, any stockholder seeking appraisal rights must hold the Common Stock for which appraisal is sought on the date of the making of the demand, continuously hold such Common Stock through the Effective Time, and otherwise comply with the provisions of Section 262 of the DGCL.

In the case of a Short-Form Merger, a Long-Form Merger or a Merger by Written Consent, a demand for appraisal must be executed by or for the stockholder of record and must reasonably inform Dionex of the identity of the stockholder and that the stockholders intends thereby to demand appraisal of such holder’s shares. If shares of

Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares of Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

A record owner, such as a broker, who holds Common Stock as a nominee for others, may exercise appraisal rights with respect to the Common Stock held for all or less than all beneficial owners of Common Stock as to which the holder is the record owner. In such case the written demand must set forth the number of shares of Common Stock covered by such demand. Where the number of shares of Common Stock is not expressly stated, the demand will be presumed to cover all shares of Common Stock outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of Dionex called to approve the Merger in the case of a Long-Form Merger and within 20 days following the mailing of the Notice of Merger in the case of a Short-Form Merger or a Merger by Written Consent.

Remaining Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Dionex Corporation, Attention: Corporate Secretary, 1228 Titan Way, Sunnyvale, California 94085. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares of Common Stock covered by the demand and that the stockholder is thereby demanding appraisal of such shares of Common Stock. In the case of a Long-Form Merger, Dionex must, within ten days after the Effective Time, provide notice of the Effective Time to all stockholders who have complied with Section 262 of the DGCL and have not voted for approval and adoption of the Merger Agreement.

In the case of a Long-Form Merger, Remaining Stockholders electing to exercise their appraisal rights under Section 262 of the DGCL must not vote for the adoption of the Merger Agreement, and in the case of a Merger by Written Consent, Remaining Stockholders must not consent thereto in writing. Voting in favor of the adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to adopt the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the adoption of the Merger Agreement), will constitute a waiver of the stockholder’s right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

Regardless of whether the Merger is effected as a Long-Form Merger, a Merger by Written Consent or a Short-Form Merger, within 120 days after the Effective Time, either the surviving corporation in the Merger or any stockholder who has complied with the required conditions of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Common Stock of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Common Stock owned by such stockholders, determining the fair value of such Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value.

Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Common Stock determined under Section 262 of the DGCL could be more than, the same as, or less than the Offer Price, if they do seek appraisal of their shares of Common Stock, and that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to fair value under Section 262 of the DGCL. The surviving corporation in the Merger may argue in any appraisal proceeding that, for purposes thereof, the “fair value” of the Common Stock is less than that paid in the Offer. For the avoidance of doubt, Thermo Fisher, Purchaser and Dionex have agreed and acknowledged that, in any appraisal proceeding described herein and to the fullest extent permitted by applicable law, the fair value of the Shares subject to the appraisal proceeding will be determined in accordance with Section 262 of the DGCL without regard to the Top-Up Option, the Top-Up Shares or any promissory note delivered by Purchaser to Dionex in payment for Top-Up Shares. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and imposed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all Common Stock entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the Common Stock subject to such demand or to receive payment of dividends or other distributions on such Common Stock, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

At any time within 60 days after the Effective Time, any former holder of Common Stock who has not commenced an appraisal proceeding or joined a proceeding as a named party shall have the right to withdraw his or her demand for appraisal and to accept the Offer Price for each share of Common Stock. After this period, such holder may withdraw his or her demand for appraisal only with the consent of Dionex as the surviving corporation in the Merger. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, each stockholder’s rights to appraisal shall cease and all stockholders shall be entitled to receive the Offer Price for each share of Common Stock. Inasmuch as Dionex has no obligation to file such a petition, and Dionex understands Thermo Fisher has no present intention to cause or permit the surviving corporation in the Merger to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL COMMON STOCK IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 20, 2010(1)(2)
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Internal Revenue Service Form W-9)(1)(2)
(a)(1)(C)	Notice of Guaranteed Delivery(1)(2)
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees(1)(2)
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees(1)(2)
(a)(1)(F)	Summary Advertisement(1)
(a)(2)	Letter to Stockholders from the President and Chief Executive Officer of Dionex dated December 20, 2010(2)
(a)(5)(A)	Joint Press Release of Thermo Fisher and Dionex, dated December 13, 2010 (incorporated by reference to Exhibit 99.1 to Dionex’s Current Report on Form 8-K filed on December 13, 2010)

Exhibit No.	Description

(a)(5)(B)	Investor Presentation, dated December 13, 2010 (incorporated by reference to Exhibit 99.2 to Dionex’s Current Report on Form 8-K filed on December 13, 2010)
(a)(5)(C)	Transcript of Conference Call held December 13, 2010 (incorporated by reference to Exhibit 99.3 to Dionex’s Current Report on Form 8-K filed on December 13, 2010)
(a)(5)(D)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9)(2)
(a)(5)(E)	Opinion of Goldman, Sachs & Co. to the Board of Directors of Dionex, dated December 12, 2010 (incorporated by reference to Annex II attached to this Schedule 14D-9)(2)
(a)(5)(F)	Letter from the President and Chief Executive Officer of Dionex to Dionex employees (incorporated by reference to Schedule 14D-9/C filed by Dionex on December 13, 2010)
(a)(5)(G)	Letter from the President and Chief Executive Officer of Thermo Fisher to Dionex employees (incorporated by reference to Schedule 14D-9/C filed by Dionex on December 13, 2010)
(e)(1)	Agreement and Plan of Merger, dated December 12, 2010, by and among Thermo Fisher, Purchaser and Dionex (incorporated by reference to Dionex’s Current Report on Form 8-K filed on December 16, 2010)
(e)(2)	Form of Indemnity Agreement by and between Dionex and certain officers and directors of Dionex (incorporated by reference to Dionex’s Current Report on Form 8-K filed on November 3, 2008).
(e)(3)	Medical Care Reimbursement Plan as amended October 30, 2007 (incorporated by reference to Dionex’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed on November 9, 2007)
(e)(4)	Management Incentive Bonus Plan dated August 6, 2009 (incorporated by reference to Dionex’s Current Report on Form 8-K filed on August 10, 2009)
(e)(5)	Dionex Corporation 2004 Equity Incentive Plan, as amended October 2007 (incorporated by reference to Dionex’s Current Report on Form 8-K filed on October 15, 2007)
(e)(6)	Form of Stock Option Agreement for non-employee directors (incorporated by reference to Dionex’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2007 filed on February 8, 2008)
(e)(7)	Form of Stock Option Agreement for other than non-employee directors (incorporated by reference to Dionex’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2007 filed on February 8, 2008)
(e)(8)	Form of Stock Unit Award Agreement (incorporated by reference to Dionex’s Current Report on Form 8-K filed on October 15, 2007)
(e)(9)	Form of International Stock Option Agreement (incorporated by reference to Dionex’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed on November 9, 2007)
(e)(10)	Form of Stock Unit Award Agreement for U.S. employees (incorporated by reference to Dionex’s Current Report on Form 8-K filed on April 28, 2010)
(e)(11)	Form of Stock Unit Award Agreement for non-U.S. employees (incorporated by reference to Dionex’s Annual Report on Form 10-K filed on August 29, 2008)
(e)(12)	Employee Stock Participation Plan (incorporated by reference to Dionex’s Annual Report on Form 10-K for the year ended June 30, 2004 filed on September 10, 2004)
(e)(13)	Form of Performance Stock Unit Grant Notice (incorporated by reference to Dionex’s Annual Report on Form 10-K filed on August 27, 2010)
(e)(14)	Amended and Restated Change in Control Severance Benefit Plan (incorporated by reference to Dionex’s Current Report on Form 8-K filed on December 16, 2010)
(e)(15)	Letter agreement, dated as of December 16, 2010, between Dionex and Frank Witney (incorporated by reference to Dionex’s Current Report on Form 8-K filed on December 16, 2010)
(e)(16)	Summary of Compensation Arrangements with named executive officers (incorporated by reference to Dionex’s Current Reports on Form 8-K filed on August 9 and August 16, 2010)

(1)	Incorporated by reference to the Schedule TO filed by Purchaser and Thermo Fisher on December 20, 2010.

(2)	Included in materials mailed to stockholders of Dionex.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIONEX

By:	/s/ Frank Witney
Name:     Frank Witney

Title:	President and Chief Executive Officer

Dated: December 20, 2010

Annex I — Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

Annex II — Opinion of Goldman, Sachs & Co. to the Board of Directors of Dionex, dated December 12, 2010

Annex III — Section 262 of the Delaware General Corporation Code

Annex I

DIONEX CORPORATION
1228 TITAN WAY
SUNNYVALE, CA 94085

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about December 20, 2010, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Dionex Corporation, a Delaware corporation (“Dionex”), with respect to the tender offer by Weston D Merger Co. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Thermo Fisher Scientific Inc., a Delaware corporation (“Thermo Fisher”), to the holders of record of shares of common stock, par value $0.001 per share, of Dionex (the “Common Stock”). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to Dionex. You are receiving this Information Statement in connection with the possible election of persons designated by Thermo Fisher to a majority of the seats on the board of directors of Dionex (the “Dionex Board”). Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of December 12, 2010 (the “Merger Agreement”), by and among Thermo Fisher, Purchaser and Dionex.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer (the “Offer”) on December 20, 2010 to purchase all of the issued outstanding shares of Common Stock at a price of $118.50 per share, net to the holder thereof in cash, without interest, less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated December 20, 2010 (the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at midnight, New York City time, on January 19, 2011, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will accept and pay for all shares of Common Stock validly tendered and not validly withdrawn pursuant to the Offer. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Dionex stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and Thermo Fisher with the Securities and Exchange Commission (the “SEC”) on December 20, 2010.

The Merger Agreement provides that, promptly after such time as Purchaser accepts for payment and pays for any shares of Common Stock validly tendered and not validly withdrawn pursuant to the Offer and subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, Thermo Fisher will be entitled to designate the number of directors on the Dionex Board equal to the product (rounded up to the next whole number) obtained by multiplying (x) the total number of directors on the Dionex Board (giving effect to any increase in the number of directors on the Dionex Board pursuant to Thermo Fisher’s exercise of its option) and (y) a fraction, the numerator of which is the number of shares of Common Stock beneficially owned by Thermo Fisher and/or Purchaser (after giving effect to the number of shares of Common Stock purchased in the Offer) and the denominator of which is the total number of then outstanding shares of Common Stock. The effect of Thermo Fisher’s exercise of its option is the ability to designate a majority of the Dionex Board. In connection with the foregoing, Dionex has agreed to take all actions necessary, including increasing the size of the Dionex Board, amending Dionex’s Bylaws and/or obtaining the resignation of such number of its current directors as is necessary to enable Thermo Fisher’s designees to be elected or appointed to the Dionex Board. In addition, Dionex will cause the individuals so designated by Thermo Fisher to constitute the same percentage (rounding up where appropriate) on each committee of the Dionex Board and on the board of directors (or similar governing body) of each subsidiary of Dionex (and each committee thereof). However, following the election or appointment of Thermo Fisher’s designees and prior to the Effective Time, (i) any termination of the Merger Agreement by Dionex, (ii) any amendment of the Merger Agreement requiring action by the Dionex Board, (iii) any extension of time for performance of any obligation or action under the Merger Agreement by Thermo Fisher or Purchaser, and (iv) any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of Dionex, will require the approval of a majority of the directors then in office who were not designated by Thermo Fisher.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in connection with the appointment of Purchaser’s designees to the Dionex Board. The information set forth herein supplements certain information set forth in the Schedule 14D-9.

You are urged to read this Information Statement carefully. We are not, however, soliciting your proxy and you are not required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Thermo Fisher, Purchaser and Purchaser’s designees has been furnished to Dionex by Thermo Fisher, and Dionex assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES

Purchaser has informed Dionex that it will choose its designees to the Dionex Board from the executive officers and directors of Thermo Fisher and/or Purchaser listed in Schedule I of the Offer to Purchase, a copy of which is being mailed to stockholders of Dionex. The information with respect to such individuals in Schedule I of the Offer to Purchase is incorporated herein by reference. Purchaser has informed Dionex that each of the executive officers and directors of Thermo Fisher and/or Purchaser listed in Schedule I of the Offer to Purchase who may be chosen has consented to act as a director of Dionex, if so designated.

Based solely on the information set forth in Schedule I of the Offer to Purchase filed by Purchaser, none of the executive officers or directors of Thermo Fisher and/or Purchaser listed in Schedule I of the Offer to Purchase (1) is currently a director of, or holds any position with, Dionex, or (2) has a familial relationship with any directors or executive officers of Dionex. Dionex has been advised that, to the best knowledge of Purchaser and Thermo Fisher, none of the executive officers or directors of Thermo Fisher and/or Purchaser listed in Schedule I of the Offer to Purchase beneficially owns any equity securities (or rights to acquire such equity securities) of Dionex and none have been involved in any transactions with Dionex or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Purchaser has informed Dionex that, to the best of its knowledge, none of the executive officers or directors of Thermo Fisher and/or Purchaser listed in Schedule I of the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that Purchaser’s designees may assume office at any time following the purchase by Purchaser of shares of Common Stock pursuant to the Offer and the Merger Agreement, which purchase cannot be earlier than January 19, 2011, and that, upon assuming office, Purchaser’s designees will thereafter constitute at least a majority of the Dionex Board. It is currently not known which of the current directors of Dionex will resign, if any.

CERTAIN INFORMATION CONCERNING DIONEX

The authorized capital stock of Dionex consists of (i) 80,000,000 shares of Common Stock and (ii) 1,000,000 shares of Preferred Stock. As of the close of business on November 30, 2010 there were 17,535,623 shares of Common Stock outstanding and no shares of Preferred Stock outstanding. The Dionex Board currently consists of six members.

The Common Stock is the only class of voting securities of Dionex outstanding that is entitled to vote at a meeting of stockholders of Dionex. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF DIONEX

Set forth below are the name, age and position of each director and executive officer of Dionex as of November 30, 2010.

Name	Age	Position(s) Held with Dionex

Bruce Barton	51	Executive Vice President and Chief Commercial Officer
David L. Anderson	66	Director
A. Blaine Bowman	64	Director
Roderick McGeary	60	Director
Riccardo Pigliucci	63	Lead Director
Michael W. Pope	44	Director
Frank Witney	57	Director/President and Chief Executive Officer
Peter Jochum	59	Senior Vice President, Life Sciences Business Unit
Craig McCollam	50	Executive Vice President, Finance and Administration and Chief Financial Officer
John Plohetski	52	Senior Vice President, Chemical Analysis Business Unit
Christopher Pohl	59	Senior Vice President, Research and Development and Chief Science Officer

The following are brief biographies of each current director and executive officer of Dionex (including present principal occupation or employment, and material occupations, positions, offices or employment for the past five years). Unless otherwise indicated, to the knowledge of Dionex, no current director or executive officer of Dionex has been convicted in a criminal proceeding during the last five years and no director or executive officer of Dionex was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. There are no family relationships between directors and executive officers of Dionex.

Mr. Anderson has been a managing director of Sutter Hill Ventures, a venture capital investment partnership, since 1974. Mr. Anderson has served as a director of Dionex since it began operations in 1980. Mr. Anderson is a director of various private companies. In the last five years, Mr. Anderson was also a director of BroadVision, Inc. and Molecular Devices Corporation. The Nominating and Corporate Governance Committee of the Dionex Board (the “Nominating Committee”) believes Mr. Anderson’s many years of experience both as managing director of a large venture capital firm and as a director of companies in various business sectors makes him highly qualified to serve on the Dionex Board.

Mr. Bowman has served as a director since Dionex began operations in 1980 and as Dionex’s President and Chief Executive Officer from that time until his resignation from those positions in August 2002. Mr. Bowman was Chairman of the Dionex Board until he resigned from this role in November 2005. Mr. Bowman is also a director of Illumina, Inc., a developer, manufacturer, and marketer of next-generation life-science tools and integrated systems for the analysis of genetic variation and biological function and the lead director at Cell Biosciences, Inc., a private life sciences company focused on defining the future of protein analysis. In the last five years, Mr. Bowman was also a director of Molecular Devices Corporation and Solexa, Inc. The Nominating Committee believes that Mr. Bowman is highly qualified to serve on the Dionex Board due to his position as Chief Executive Officer of Dionex for more than twenty years and his experience as a director of many companies in the life sciences industry.

Mr. McGeary served as Chairman of the Dionex Board of BearingPoint, Inc., a management and technology consulting company from March 2005 to December 2008. From November 2004 to March 2005, he also served as interim Chief Executive Officer of BearingPoint, Inc. BearingPoint filed for protection under Chapter 11 of the United States Bankruptcy Code in February 2009 and its plan under Chapter 11 was declared effective as of December 30, 2009. From 2000 to 2002, Mr. McGeary was Chief Executive Officer of Brience, Inc., a wireless and broadband company. From 1997 to 2000, Mr. McGeary was Co-Chief Executive Officer of BearingPoint, Inc. Mr. McGeary has served as a director of Dionex since November 2005. Mr. McGeary also currently serves on the board of directors of Cisco Systems, Inc. and National Semiconductor Corporation. In the last five years, Mr. McGeary was also a director of BroadVision, Inc., GoRemote, Inc. and Evident Software, Inc. Mr. McGeary is a certified public accountant. The Nominating Committee believes that Mr. McGeary’s many years of experience as a management and technology consultant and as senior management in various companies as well as his experience as a director of large public companies in various business sectors makes him highly qualified to serve on the Dionex Board.

Mr. Pigliucci is the Lead Director of Dionex. Mr. Pigliucci has served as the Managing Partner of Aldwych Associates, LLP, a management and technology consulting partnership since 2007. Prior to joining Aldwych Associates, LLP and since 2005, he served as an independent consultant. Mr. Pigliucci was Chairman and Chief Executive Officer of Discovery Partners International, a supplier of equipment and services to the drug discovery market from 1998 until November 2005. Mr. Pigliucci has been a director of Dionex since March 1998. Mr. Pigliucci currently serves on the board of directors of Oxford Nanopore Technologies. In the last five years, Mr. Pigliucci was a director of Biosphere Medical and various private companies. The Nominating Committee believes that Mr. Pigliucci is highly qualified to serve on the Dionex Board due to his prior position as Chief Executive Officer of Discovery Partners as well as his many years in the life sciences/healthcare equipment industry.

Mr. Pope is Chief Operating Officer and Chief Financial Officer of MarketTools, Inc., a privately held software-as-a-service market research company. Mr. Pope has been with MarketTools since 2008. From 2007 through 2008, Mr. Pope was a Vice President in the Office of the CEO at BearingPoint, a management and technology consulting company. From 2005 to 2006, Mr. Pope was President of Network General Corporation, a global enterprise network and application performance analysis company. Prior to joining Network General Corporation, Mr. Pope served as the President and Chief Executive Officer of DigitalThink, Inc., a provider of custom e-learning solutions, from 2002 until the acquisition of DigitalThink by Convergys in May 2004. Mr. Pope has served as a director of Dionex since October 2002. The Nominating Committee believes that Mr. Pope is highly qualified to serve on the Dionex Board due to his many years of experience in management level positions at various companies and his background in finance and accounting.

Dr. Witney has served as a Director, President and Chief Executive Officer since April 30, 2009. Prior to joining Dionex and from December 2008 until April 2009, Dr. Witney was Executive Vice President and Chief Commercial Officer of Affymetrix, Inc., a manufacturer of consumables and systems for genetic analysis in the life sciences and clinical healthcare markets. Dr. Witney assumed this position after Affymetrix’s acquisition of Panomics, Inc., a company that offered products for a wide variety of low to mid-plex genetic, protein and cellular analysis applications, where Dr. Witney previously served as President and Chief Executive Officer from July 2002 until December 2008. Dr. Witney is also a director of privately held Applied Precision, Inc. and One Lambda, Inc. In the last five years, Dr. Witney was a director of Transgenomics, Inc. The Nominating Committee believes that Mr. Witney is highly qualified to serve on the Dionex Board due to his many years of experience in management level positions and his current position as President and Chief Executive Officer of Dionex.

Mr. Barton has served as Executive Vice President, Global Sales and Service and Chief Commercial Officer since January 2010. Mr. Barton served as Senior Vice President, Global Sales and Service from August 2008 until December 2009 and as Vice President of Sales and Service International from September 2007 until August 2008. Prior to that he served as Vice President Sales and Service Asia/Pacific from October 2003 to September 2007. Since joining Dionex in 1987 he has served in numerous positions in our Sales, Accounting and Finance departments.

Dr. Jochum has served as Senior Vice President, Life Sciences Business Unit since August 1, 2008. Previously and since October 2000, Dr. Jochum served as Vice President of our Life Sciences Business Unit (LSBU). Prior to that and since joining us in October 1998, he served as Managing Director of our subsidiary, Dionex Softron. Prior to joining Dionex, he served as Managing Director of Softron GmbH, which Dionex acquired in 1998.

Mr. McCollam has served as Executive Vice President, Finance and Administration and Chief Financial Officer since August 2009. Mr. McCollam served as Senior Vice President, Finance and Administration and Chief Financial Officer from August 2008 until August 2009. Previously and since October 1999, Mr. McCollam served as Vice President Finance and Administration and Chief Financial Officer. Prior to that and since joining Dionex in 1993, he served as Director of Finance and Corporate Controller.

Mr. Plohetski has served as Senior Vice President of our Chemical Analysis Business Unit since August 2010. He served as Vice President of our Chemical Analysis Business Unit from December 2006 to July 2010. From March 2003 to November 2006, he served as Dionex’s Director of Manufacturing. Prior to joining us in 2003, Mr. Plohetski served as Vice President of Engineering at Carl Zeiss, Inc. from 1982 to 2002.

Mr. Pohl has served as Senior Vice President, Research and Development and Chief Science Officer since August 2008. Previously and since May 2004, Mr. Pohl served as Vice President of Research and Development and Chief Technology Officer. Prior to that and since June 2001, he served as Vice President of Research and Development. From March 2000 to June 2001, Mr. Pohl served as Vice President, Research and Development of Ciphergen Biosystems, Inc., a provider of enabling tools for proteomics. From 1979 to 2000, he served as Dionex’s Vice President of Consumables and in various other capacities at Dionex.

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

Meetings and Committees

During the fiscal year ended June 30, 2010, the Dionex Board held four meetings. The Dionex Board has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. During the fiscal year ended June 30, 2010, each Board member attended at least 75% of the meetings of the Dionex Board and the committees upon which such member served.

It is Dionex’s policy to invite the members of the Dionex Board to attend the annual meetings of stockholders. All members of the Dionex Board attended last year’s annual meeting of stockholders.

Audit Committee

The Audit Committee oversees Dionex’s financial reporting process on behalf of the Dionex Board and reports the results of these activities to the Dionex Board. As part of this responsibility, the Audit Committee: evaluates the performance of and assesses the qualifications of the independent registered public accounting firm; determines and approves the engagement of the independent registered public accounting firm; determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm; reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on Dionex’s engagement team as required by law; confers with management and the independent registered public accounting firm regarding the effectiveness of internal control over financial reporting; establishes procedures, as required by applicable law, for the receipt, retention and treatment of complaints received by Dionex regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; reviews the financial statements to be included in Dionex’s Annual Report on Form 10-K; and discusses with management and the independent registered public accounting firm the results of the annual audit and the results of Dionex’s quarterly financial reviews. The members of the Audit Committee are Messrs. Pope (Chairman), McGeary and Pigliucci. During the fiscal year ended June 30, 2010, the Audit Committee held six meetings. All members of the Audit Committee are independent as independence is currently defined in Rule IM-5605-4 of the Nasdaq Stock Market (“Nasdaq”) listing rules. In addition, the Dionex Board has determined that Mr. Pope is an “audit committee financial expert,” as defined in applicable SEC rules. The charter of the Audit Committee is available on Dionex’s Web site at www.dionex.com.

Compensation Committee

The Compensation Committee reviews and approves the overall compensation strategy and policies for Dionex. The Compensation Committee reviews and approves corporate performance goals and objectives relevant to the compensation of Dionex’s executive officers and other senior management; reviews and approves the compensation and other terms of employment of Dionex’s Chief Executive Officer; and reviews and approves the compensation and other terms of employment of the other executive officers. The charter of the Compensation Committee grants the Compensation Committee full access to all books, records, facilities and personnel of Dionex, as well as authority to obtain, at the expense of Dionex, advice and assistance from internal and external legal, accounting or other advisors and consultants and other external resources that the Compensation Committee considers necessary or appropriate in the performance of its duties. In particular, the Compensation Committee has the authority to retain compensation consultants to assist in its evaluation of executive and director compensation, including the authority to approve the consultant’s reasonable fees and other retention terms. The members of the Compensation Committee are Messrs. McGeary (Chairman), Anderson, Pigliucci and Pope. During the fiscal year ended June 30, 2010, the Compensation Committee held four meetings. All members of the Compensation Committee are independent as independence is currently defined in Rule 5605 of the Nasdaq listing rules and “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act. Messrs. Anderson, McGeary and Pigliucci are “outside directors” for purposes of Section 162(m) of the Internal Revenue Code. The role of the Compensation Committee and the specific determinations of the Compensation Committee with respect to executive compensation for fiscal 2010 are described in greater detail in the Compensation Discussion and Analysis section of this proxy statement. The charter of the Compensation Committee is available on Dionex’s Web site at www.dionex.com.

Under its charter, the Compensation Committee may form, and delegate authority to, subcommittees as appropriate. The Compensation Committee created the Executive Equity Compensation Subcommittee (the “Equity Subcommittee”) in July 2004. During the fiscal year ended June 30, 2010, the Equity Subcommittee held three meetings. The role of the Equity Subcommittee is described in greater detail in the Compensation Discussion and Analysis section of this proxy statement.

Nominating Committee

The Nominating Committee is responsible for: identifying, reviewing and evaluating candidates to serve as directors of Dionex; reviewing and evaluating incumbent directors; recommending to the Dionex Board candidates for election to the Dionex Board; making recommendations regarding the membership of the Committees of the Dionex Board; overseeing all aspects of Dionex’s corporate governance functions on behalf of the Dionex Board; and making recommendations to the Dionex Board regarding corporate governance issues. The members of the Nominating Committee are Messrs. Anderson (Chairman), McGeary, Pigliucci and Pope. During the fiscal year ended June 30, 2010, the Nominating Committee held one meeting. All members of the Nominating Committee are independent as independence is currently defined in Rule 5605 of the Nasdaq listing rules. The charter of the Nominating Committee is available on Dionex’s Web site at www.dionex.com.

The Nominating Committee believes that candidates for director should have certain minimum qualifications, including the ability to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The Nominating Committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of Dionex, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of Dionex’s stockholders. However, the Nominating Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the Dionex Board, the operating requirements of Dionex and the long-term interests of stockholders. In conducting this assessment, the Nominating Committee considers diversity, age, skills and such other factors as it deems appropriate given the current needs of the Dionex Board and Dionex, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Nominating Committee reviews these directors’ overall service to Dionex during their terms, including the number of meetings attended, level of participation, quality of performance and any other relationships and transactions that might impair the directors’ independence. In the case of new director candidates, the Nominating Committee also determines whether the nominee is independent for Nasdaq purposes, which determination is based upon applicable Nasdaq listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating Committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Nominating Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Dionex Board.

As noted above, the Nominating Committee, in assessing candidates for director, considers their skills, experience and diversity in the context of the Dionex Board’s overall composition. The Nominating Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. The Nominating Committee believes that the backgrounds and qualifications of the directors considered as a group should provide a significant breadth of experience, knowledge and abilities to assist the Dionex Board in fulfilling its responsibilities. Dionex does not, however, have a specific policy with respect to the consideration of diversity in identifying director nominees.

Corporate Governance Principles

The Dionex Board has adopted governance principles and guidelines for Dionex (“Corporate Governance Guidelines”) to assist the Dionex Board in exercising its duties and to best serve the interests of Dionex and its stockholders. The Corporate Governance Guidelines are available on Dionex’s Web site at www.dionex.com.

Director Independence

As required under the Nasdaq listing standards, a majority of the members of a listed company’s board of directors must qualify as “independent,” as affirmatively determined by the Dionex Board of directors. The Dionex Board consults with Dionex’s counsel to ensure that the Dionex Board’s determinations are consistent with all relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in applicable Nasdaq listing standards, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his family members, and Dionex, its senior management and its independent registered public accounting firm, the Dionex Board has determined that all directors are independent directors within the meaning of the applicable Nasdaq listing standards, except for Dr. Witney, the President and Chief Executive Officer of Dionex, and Mr. Bowman, the former President and Chief Executive Officer of Dionex and former Chairman of the Dionex Board.

Meetings of Independent Directors

As required under Nasdaq listing standards, Dionex’s independent directors meet in regularly scheduled executive sessions at which only independent directors are present. The Lead Director of the Dionex Board, Mr. Pigliucci, generally presides over these executive sessions.

Board Leadership Structure

Dionex does not have a Chairman of the Dionex Board and instead Mr. Pigliucci, an independent director, serves as the Dionex Board’s “Lead Director”. In that capacity, he presides over Board meetings and executive sessions of the independent Directors and he encourages communication among non-management Directors and Company management. The President and Chief Executive Officer of Dionex is responsible for setting the strategic direction for Dionex and the day to day leadership and performance of Dionex. Dionex believes that separation of the positions of Lead Director and Chief Executive Officer reinforces the independence of the Dionex Board in its oversight of the business and affairs of Dionex. In addition, Dionex believes that having an independent Lead Director creates an environment that is more conducive to objective evaluation and oversight of management’s performance, increasing management accountability and improving the ability of the Dionex Board to monitor whether management’s actions are in the best interests of Dionex and its stockholders

Director Nomination Process

The Nominating Committee has a policy of considering candidates for membership to the Dionex Board who are nominated by stockholders in the same manner as candidates recommended by members of the Dionex Board.

Any stockholder wishing to nominate a director candidate should submit in writing the candidate’s name, biographical information, business qualifications and a representation that the nominating stockholder is the beneficial or record owner of Dionex’s stock to David Anderson, Chairman of the Nominating Committee, Dionex Corporation, 501 Mercury Drive, Sunnyvale, California 94085.

Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected. All qualified submissions are reviewed by the Nominating Committee at the next appropriate meeting. If a stockholder wishes the Nominating Committee to consider a director candidate for nomination at our next annual meeting of stockholders, then Dionex’s Bylaws require that written recommendations be received by Dionex no sooner than 120 days and no later than 90 days prior to the first anniversary of the preceding year’s annual meeting of stockholders.

To date, the Nominating Committee has not received a timely director nomination from a stockholder or group of stockholders holding more than 5% of Dionex’s voting stock.

Stockholder Communications with the Dionex Board

Stockholders may communicate directly with any of Dionex’s senior managers or any member of the Dionex Board, including the Lead Director or the Chair of any Board committee, by writing directly to such individual at Dionex Corporation, 501 Mercury Drive, Sunnyvale, California 94085. Stockholder communications related to director candidate recommendations should be directed to the Chairman of the Nominating Committee, Mr. Anderson. In addition, if Dionex’s stockholders or employees have any concerns related to Dionex’s financial or accounting practices, Dionex encourages communicating those concerns directly to the Chairman of the Audit Committee, Mr. Pope.

Code of Ethics

Dionex has adopted the Dionex Corporation Code of Business Ethics and Values (the “Code of Ethics”) that applies to all officers, directors and employees. The Code of Ethics is available on Dionex’s Web site at www.dionex.com. If Dionex makes any substantive amendments to the Code or grants any waiver from a provision of the Code of Ethics to any executive officer or director, Dionex will promptly disclose the nature of the amendment or waiver as required by applicable laws.

Dionex’s employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code of Ethics. The Audit Committee has established procedures to receive, retain and address complaints regarding accounting, internal accounting controls or auditing matters and to allow for the confidential and anonymous submission by employees of related concerns.

Our Board’s Role in Risk Oversight

Our Board oversees our risk management processes directly and through its committees. Our executive officers responsible for risk management on a day-to-day basis. The role of our Board and its committees is to oversee the risk management activities of our executive officers. Risk assessment reports are periodically provided by our executive officers to the Dionex Board and its committees. The Audit Committee assists the Dionex Board in fulfilling its oversight responsibilities with respect to risk management in the areas of financial reporting, internal controls and compliance with legal and regulatory requirements, and, in accordance with Nasdaq requirements, discusses policies with respect to risk assessment and risk management, including guidelines and policies to govern the process by which Dionex’s exposure to risk is handled. The Compensation Committee assists the Dionex Board in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS(1)

The Audit Committee oversees Dionex’s financial reporting process on behalf of the Dionex Board. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed with management the audited financial statements included in Dionex’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010, which include the consolidated balance sheets of Dionex as of June 30, 2010 and 2009, and the related consolidated statements of income, stockholders’ equity and comprehensive income and cash flows for each of the fiscal years ended June 30, 2010, 2009 and 2008, and the notes thereto. This review included a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with the independent registered public accounting firm, who are responsible for expressing an opinion on the conformity of those audited financial statements with the accounting principles generally accepted in the United States of America, their judgments as to the quality, not just the acceptability, of Dionex’s accounting principles and such other matters as are required to be discussed with the Audit Committee under the auditing standards generally accepted in the United States, including those described in the Statement on Auditing Standards No. 114, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board (“PCAOB”) in Rule 3200T. The Audit Committee discussed and reviewed the results of the independent registered public accounting firm’s examination of the financial statements.

In addition, the Audit Committee has discussed with the independent registered public accounting firm its independence from management and Dionex and received a letter and other written disclosures from the independent registered public accounting firm as required by the applicable requirements of the PCAOB. The Audit Committee also reviewed all non-audit services performed by the independent registered public accounting firm and considered whether the independent registered public accounting firm’s provision of non-audit services is compatible with maintaining its independence.

The Audit Committee discussed with Dionex’s independent registered public accounting firm the overall scope and plans for their audits. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examination, their evaluations of Dionex’s internal controls, and the overall quality of Dionex’s financial reporting. The Audit Committee held six meetings during the fiscal year ended June 30, 2010.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Dionex Board (and the Dionex Board has approved) that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 for filing with the SEC. The Audit Committee and the Dionex Board have also recommended, and have asked the stockholders to ratify, the selection of Dionex’s independent registered public accounting firm.
AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

MICHAEL W. POPE (Chair)
RODERICK MCGEARY
RICCARDO PIGLIUCCI

(1)	The material in this report is not “soliciting material,” is not deemed “filed” with the SEC and is not to be incorporated by reference in any filing of Dionex under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

In fiscal 2010, each Non-Employee Director (defined below) received an annual fee of $35,000. The Lead Director received an additional annual retainer of $12,000. The Chairman of the Audit Committee received an additional annual retainer of $18,000. The Audit Committee members not including the Chairman of the Audit Committee each received an additional annual retainer of $6,000. The Compensation Committee members each received an additional annual retainer of $4,000. The Nominating and Corporate Governance Committee members each received an additional annual retainer of $2,000.

In fiscal 2011, each Non-Employee Director will receive an annual fee of $38,000. The Lead Director will receive an additional annual retainer of $14,000. The Chairman of the Audit Committee will receive an additional annual retainer of $20,000. The Audit Committee members not including the Chairman of the Audit Committee each will receive an additional annual retainer of $9,000. The Chairman of the Compensation Committee will receive an additional annual retainer of $6,000. The Compensation Committee members not including the Chairman of the Compensation Committee each will receive an additional annual retainer of $5,000. The Nominating and Corporate Governance Committee members each will receive an additional annual retainer of $2,000.

A “Non-Employee Director” is defined as a director who is not an employee of Dionex or any parent corporation or subsidiary corporation of Dionex as those terms are defined in Sections 424(e) and (f) of the Code, respectively (any such corporation, an “Affiliate”), and has not been an employee of Dionex or any Affiliate for all or part of the preceding fiscal year.

Each non-employee member of the Dionex Board is eligible for equity grants under the Dionex Corporation 2004 Equity Incentive Plan (the “2004 Plan”), which the stockholders approved on October 22, 2004. The 2004 Plan is administered by the Dionex Board. On the date of the annual meeting of stockholders, each non-employee member of the Dionex Board who is then serving on the Dionex Board is automatically granted, without further action by Dionex, the Dionex Board or the stockholders of Dionex, an option to purchase 1,000 shares of Dionex’s Common Stock and a restricted stock unit (“RSU”) for 1,000 shares of Dionex’s Common Stock. Each person who is elected for the first time to be a non-employee member of the Dionex Board is automatically granted an option to purchase 4,000 shares of Common Stock and an RSU for 4,000 shares of Dionex’s Common Stock. The exercise price of options granted to non-employee members of the Dionex Board under the 2004 Plan is 100% of the fair market value of the Common Stock subject to the option on the date of the option grant. Options granted under the 2004 Plan vest in 25% increments each year beginning one year from the date of grant. The term of options granted under the 2004 Plan is ten years unless a shorter term is selected by the Dionex Board. The RSUs are subject to the same four-year vesting schedule the Dionex Board has imposed on initial and annual non-employee director option grants, but the holder of a vested RSU grant would not be entitled to receive the shares from such grant until he or she leaves the Dionex Board of Directors or the fifth anniversary of the date of grant, whichever comes first.

In fiscal 2010, Dionex granted options to purchase an aggregate of 5,000 shares of Common Stock to non-employee members of the Dionex Board. The options were granted with an exercise price per share of $64.71. No options to purchase shares of Common Stock granted under the 2004 Plan were exercised by the non-employee members of the Dionex Board during fiscal 2010, and no value was realized upon exercise of options. In fiscal 2010, Dionex granted RSUs for an aggregate of 5,000 shares of Common Stock to non-employee members of the Dionex Board. The price per share was $64.71 on the date the RSUs were granted.

The following table sets forth a summary of the compensation of Dionex’s non-employee directors for fiscal 2010:

				Change in
				Pension
				Value and
	Fees Earned			Nonqualified
	or Paid in	Stock	Option	Deferred	All Other
	Cash	Awards	Awards	Compensation	Compensation	Total
Name	($)	($)(1)	($)(2)	Earnings ($)(3)	($)	($)

David L. Anderson	41,000	64,710	21,286	—	—	126,996
A. Blaine Bowman	35,000	64,710	21,286	21,953	—	142,949
Roderick McGeary	47,000	64,710	21,286	—	—	132,996
Riccardo Pigliucci	59,000	64,710	21,286	—	—	144,996
Michael W. Pope	59,000	64,710	21,286	—	—	144,996

(1)	These amounts represent the aggregate grant date fair value of stock option awards made during fiscal 2010 calculated in accordance with Dionex’s financial reporting practices. For information on the valuation assumptions with respect to these awards, refer to note 10 (Stock Based Compensation) of Dionex’s financial statements in the Form 10-K for the year ended June 30, 2010, as filed with the SEC.

(2)	These amounts represent the aggregate grant date fair value of restricted stock unit awards made during fiscal 2010 calculated in accordance with Dionex’s financial reporting practices. For information on the valuation assumptions with respect to these awards, refer to note 10 (Stock Based Compensation) of Dionex’s financial statements in the Form 10-K for the year ended June 30, 2010, as filed with the SEC.

(3)	Amount represents interest that accrued during fiscal year 2010 pursuant to the Deferred Compensation Agreement between Mr. Bowman and Dionex dated December 21, 1993, as amended January 20, 2000 and July 19, 2004. This Agreement allowed Mr. Bowman while he was an employee of Dionex to defer the receipt of all or any portion of any bonus for a fiscal year by notifying Dionex prior to both the end of such fiscal year and the time such bonus was awarded. Pursuant to the terms of the Agreement, commencing as of January 31, 2005, Mr. Bowman is entitled to receive $25,000 per month until all amounts previously deferred have been fully distributed.

Compensation Discussion and Analysis

I.	Objectives of Dionex’s executive compensation program

The goal of the compensation program is to tie compensation to the attainment of specific business and individual objectives while providing compensation sufficient to attract, retain, motivate and reward executive officers and other key employees who contribute to the long-term success of Dionex. In furtherance of these goals, annual base salaries are generally set at levels that take into account both competitive and performance factors. Dionex also relies on annual longer-range incentive compensation in order to attract and motivate its executives. Incentive compensation is variable and is closely tied to corporate performance to encourage profitability, growth and the enhancement of stockholder value. Dionex’s total compensation package, composed of base salary, bonus awards, stock option grants and RSU grants, is designed to be competitive with leading separations science and high technology companies with which Dionex competes for employees. All compensation at Dionex is based upon a sustained high level of individual performance and Dionex’s overall performance.

II.	Role of the Compensation Committee

The Compensation Committee consists of non-employee directors and makes determinations with regard to all compensation matters specifically relating to executive officers and other senior management employees. The Compensation Committee created the Equity Subcommittee in July 2004. The Equity Subcommittee has the authority to grant stock options and other stock awards to executive officers and key employees of Dionex. Membership on the Equity Subcommittee is limited to directors who are “outside directors” for purposes of Section 162(m) of the Code. Section 162(m) generally provides that a publicly held corporation may not deduct compensation with respect to certain officers to the extent that the amount of the compensation payable to the officer for the taxable year exceeds $1,000,000. Compensation that qualifies as “performance-based compensation,” however, is disregarded in applying the $1,000,000 limitation. Treasury Regulations provide that compensation attributable to a stock option is deemed to qualify as performance-based compensation if the grant or award is made by a committee comprised solely of two or more outside directors, therefore, membership on the Equity Subcommittee is limited to directors who are “outside directors” for purposes of Section 162(m) of the Code. Messrs. Anderson, McGeary and Pigliucci were members of the Equity Subcommittee for fiscal 2010.

The Compensation Committee has primary responsibility for ensuring that Dionex’s executive compensation and benefit program is consistent with Dionex’s compensation philosophy and is responsible for determining the executive compensation packages offered to our executive officers. Our Compensation Committee plays an integral role in setting executive officer compensation each year. In the first quarter of each fiscal year, our Compensation Committee holds a regular meeting in which our Chief Executive Officer reviews with the Compensation Committee our financial and business performance for the previous year and management’s business outlook and operating plan for the current year. In reviewing the prior year’s performance, the Compensation Committee compares our performance to the financial and operational goals set for such year and the bonus targets. In this meeting, the Chief Executive Officer also reviews with the Compensation Committee his assessment of the individual performance of each executive officer, including his own performance, according to a variety of qualitative performance criteria and salary and bonus trends. The Compensation Committee discusses with the full Board recent data and current trends in equity ownership programs for comparable companies. Taking into account the information conveyed and discussed at these meetings and the recommendations of our Chief Executive Officer, the Compensation Committee then determines, subject in some cases to ratification by the full Board of Directors:

•	The amount of bonus to be awarded to each executive officer in respect of the prior year’s performance;

•	Whether to raise, lower or maintain the executive officer’s base salary for the current year;

•	The bonus targets to be set for the executive officers for the current year; and

•	Option grants and RSU grants, if any, to be awarded to each executive officer.

Each element of our executive compensation system is described in more detail below.

III. Elements of executive compensation

There are four principal elements of Dionex’s executive compensation: (1) cash-based compensation, consisting of base salary, amounts paid pursuant to Dionex’s Employee Profit Sharing Plan for North American employees (“Profit Sharing Plan”) and annual incentive bonus awards under Dionex’s Management Incentive Bonus Plan (“MIBP”); (2) equity-based compensation, including stock option grants and RSU grants; (3) insurance, retirement and other employee benefits; and (4) severance and change in control benefits.

Each element of compensation addresses specific objectives of the executive compensation program and together they are designed to meet the overall objectives of Dionex’s executive compensation program. The mix of short-term cash incentives and long-term equity incentives is designed to focus executives on achievement of annual financial and operating objectives that drive long-term shareholder value. Dionex considers multiple factors, including the competitive market, Company and individual performance. Base salaries are important in attracting and retaining senior executives. The MIBP is designed to motivate executive officers to achieve the annual growth and operating targets established at the beginning of the fiscal year. Long-term equity based compensation awards are designed to motivate senior executives and other key employees to contribute to Dionex’s long-term growth of stockholder value and to align executives’ compensation with the growth in Dionex’s stock price.

The Compensation Committee believes that Dionex’s executive compensation program supports the executive compensation objectives and policies of Dionex. The Compensation Committee believes that the program’s use of long-term, equity based compensation, the use of both options and restricted stock awards, and our stock ownership guidelines all encourage management to take a long-term view of Dionex’s performance and discourage unreasonable risk-taking. The Compensation Committee has reviewed Dionex’s key compensation policies and practices and concluded that any risks arising from our policies and programs are not reasonably likely to have a material adverse effect on Dionex.

A.	Cash-based compensation

Cash-based compensation paid to executive officers in fiscal 2010 consisted of base salary, amounts paid pursuant to the Profit Sharing Plan to eligible employees, and amounts paid pursuant to the MIBP. For fiscal 2010, in making its determination of cash-based executive compensation, the Compensation Committee reviewed an analysis prepared by Dionex’s management of compensation paid to executive officers of companies in the separations science and high technology industries. Generally, the Compensation Committee sets annual base salary levels and bonus amounts to provide for total cash-based compensation that is comparable to the compensation paid to executive officers of separations science and high technology companies of similar size with which Dionex competes for talented executives.

(i)	Base salary

The Compensation Committee annually reviews and adjusts each executive officer’s base salary. To ensure retention of qualified management, the Compensation Committee generally sets base salaries paid to executive officers at the competitive levels described above, taking into account all cash compensation, based on the survey of market peers (the “Survey”) described below under “Competitive market assessment.”

In addition, when reviewing base salaries, the Compensation Committee considers both qualitative and quantitative factors relating to individual and corporate performance, levels of responsibility, prior experience and breadth of knowledge. The Compensation Committee does not base its considerations on any single one of these factors nor does it specifically assign relative weights to these factors. In many instances, judgments based on these qualitative factors necessarily involve a subjective assessment by the Compensation Committee. Generally, in determining salary adjustments for executive officers (other than the Chief Executive Officer), the Compensation Committee takes into account the evaluation and recommendations of the Chief Executive Officer and information provided in the Survey.

(ii)	Employee profit sharing plan

The Profit Sharing Plan has been established to reward all North American full-time employees of Dionex, including executive officers, for their contributions to Dionex’s profitability for any given year. The Profit Sharing Plan provides for a compensation bonus pool, the size of which is based on profits for a given year. In fiscal 2010, each eligible employee, including eligible executive officers, received pursuant to the Profit Sharing Plan an amount equal to 6.1% of such employee’s eligible compensation. Each employee’s eligible compensation consists of such employee’s regular base salary and incentive compensation, which includes: gross salary or wages; commissions; management and other performance-related bonuses; overtime pay; shift differentials; paid holidays; vacation pay; sick pay; and uninsured short term disability benefits paid directly by Dionex.

(iii)	Annual incentive award

The MIBP, an annual incentive award plan, is a variable pay program for officers and other senior managers of Dionex. The MIBP is designed to focus officers on meeting business objectives and implementing business strategies of Dionex and to drive growth of revenues and earnings by aligning the interests of Dionex’ officers with those of its stockholders, and to assist Dionex in attracting and retaining quality talent through incentive compensation determined in accordance with an objective, measurable, transparent and easy -to-administer system.

Under the MIBP, at the beginning of each fiscal year the Compensation Committee establishes bonus targets and bonus payment formulae tied to both the satisfaction of individual performance goals and financial performance goals of Dionex. Bonus payments are then approved by the Compensation Committee shortly following the end of each fiscal year based on the application of the pre-determined formulae (given below), and may be equal to, less than or greater than the target bonus amounts based on whether the individual performance goals and corporate financial performance goals were satisfied, partially satisfied or exceeded. The bonus targets are expressed as a percentage of an individual’s base salary. The financial performance goals consist of achieving operating, strategic and financial goals that are considered to be critical to Dionex’s fundamental long-term goal of building stockholder value as established at the beginning of each fiscal year. The individual performance goals generally include both objective and subjective components. Both individual performance goals and financial performance goals may change from year to year. In establishing these criteria at the beginning of each fiscal year and when subsequently evaluating an individual’s performance relative to these criteria, the Compensation Committee relies on recommendations from the Chief Executive Officer and other members of senior management. Ordinarily, Dionex’s financial performance must meet certain threshold levels before any bonuses are awarded. These performance goals are established so that target attainment is not assured. The attainment of payment for performance requires significant effort on the part of our executives. Our Compensation Committee establishes goals under the MIBP that it believes will be realistic but difficult for our executive officers to achieve.

For fiscal 2010, payments under the MIBP were based on the application of the following pre-determined formulae: (a) for Dr. Witney, 100% of the MIBP payment was based equally on growth in sales and earnings per share; (b) for Messrs. McCollam and Barton, 80% of the MIBP payment was based equally on sales and earnings per share growth and 20% was based on achievement of one to four individual goals to be determined by the Chief Executive Officer, and (b) for all other executives, 80% of the MIBP payment was based equally on Company and/or business unit sales growth and Company operating income growth and 20% was based on achievement of one to four individual goals to be determined by their manager. The sales target below for fiscal 2010 was increased mid-year by the Compensation Committee from 5% to 9% to account for increased sales that were expected as a result of the acquisition by Dionex of certain assets from ESA Biosciences, Inc.

Operating Income Target	Earnings per Share Target	Sales Target

5% growth	5% growth	9% growth

For fiscal 2011, payments under the MIBP will be based on the application of the following pre-determined formulae: (a) for Dr. Witney and Messrs. McCollam and Barton, 80% of the MIBP payment will be based equally on sales and earnings per share growth and 20% will be based on achievement of one to four individual goals, and (b) for all other executives, 80% of the MIBP payment will be based equally on Company and/or business unit sales growth and Company operating income growth and 20% will be based on achievement of one to four individual goals to be determined by their manager. These goals are established so that attainment of a bonus is achievable if Dionex’s sales and earnings per share are in excess of the target levels. Achievement of these goals is not assured and will require significant effort by management but the goals are reasonably achievable. The Compensation Committee modified these formulae from those used in fiscal 2010 because it felt these modified formulae better aligned the incentives of the senior executive team with the interests of our stockholders. In addition, a maximum payout of 200% of the target payment amount is specified in the formulae.

For fiscal 2011, the target bonus for Dr. Witney is 75% of base salary, for Messrs. Barton and McCollam is 50% of base salary and 45% of base salary for the other executive officers. The Committee has full discretion to make such specific incentive bonus awards, if any, as it deems appropriate, after the end of the fiscal 2011. When awarding payments to an officer under the MIBP, the Compensation Committee takes into account competitive considerations, the officer’s contributions to the performance of Dionex, the officer’s leadership abilities and experience in the separations science industry, the officer’s scope of responsibility for Dionex’s financial performance, and contributions by the officer to Dionex’s achievements in strategic planning and positioning for the fiscal year.

(iv)	Total cash-based compensation for executive officers for fiscal 2010

The aggregate amount of total cash-based compensation paid to Dr. Witney during fiscal 2010, including his base salary, his Profit Sharing Plan award and his annual bonus under the MIBP was $905,115, which is comparable to the peer data in the Survey. The aggregate amount of total cash-based compensation paid to Mr. McCollam, including his base salary, his Profit Sharing Plan award and his annual bonus under the MIBP, was $582,196, which is comparable to the peer data in the Survey. The aggregate amount of total cash-based compensation paid to Mr. Barton, including his base salary, his Profit Sharing Plan award and his annual bonus under the MIBP, was $565,344, which is comparable to the peer data in the Survey. The aggregate amount of total cash-based compensation paid to Mr. Pohl, including his base salary, his Profit Sharing Plan award and his annual bonus under the MIBP, was $445,489, which is comparable to the peer data in the Survey. The aggregate amount of total cash-based compensation paid to Dr. Jochum, including his base salary and his annual bonus under the MIBP, was 380,000 Euros (or $458,069 based on the currency conversion rate of 1 US dollar to .81914 Euros on June 30, 2010), which is comparable to the peer data in the Survey. Amounts listed above include payments under the MIBP paid in fiscal 2011 but earned in fiscal 2010.

(v)	Base salaries for executive officers for fiscal 2011

Following a review of the Survey, in August 2010 the Compensation Committee determined that for fiscal 2011: (a) Dr. Witney should receive no base salary increase and his annual base salary remains at $450,000, (b) Messrs. Barton and McCollam should receive no base salary increase and their annual base salary remains at $350,000, (d) Dr. Jochum’s salary should increase from 270,000 Euros to 278,100 Euros (or up to $339,435 based on the currency conversion rate of 1 US dollar .81914 Euros on June 30, 2010) and (e) Mr. Pohl’s salary should increase from $310,000 to $319,300.

B.	Equity-based compensation

The Dionex Board adopted the 2004 Plan to provide a means to secure and retain the services of employees, directors and consultants of Dionex and its affiliates, to provide incentives for such individuals to exert maximum efforts for the success of Dionex and its affiliates, and to provide a means by which such eligible individuals may be given an opportunity to benefit from increases in the value of Dionex’s Common Stock through the grant of stock options, RSUs and performance based RSUs. The Compensation Committee usually grants Stock Awards to senior management annually at the Compensation Committee’s first regular meeting in each fiscal year, typically occurring in August.

In determining the grant size of the awards the Compensation Committee considers: the overall size of the option pool available; the expense associated with the grants; the performance of Dionex; long-term incentives available at our peer companies; and each named executive officer’s level of responsibility, individual performance, impact, potential, and existing awards. The Compensation Committee’s philosophy for these grants was that approximately 50% of the total targeted value of grants be in stock options and the remaining approximately 50% consist of RSUs. Options are granted because they have value only if Dionex’s share price increases over the option term. Non-Performance based RSUs were granted because they transfer immediate value to the employee and can reduce shareholder dilution. Starting as of August 2010, half of the RSU grants were performance based RSU grants which only have value if the performance targets have been satisfied. For fiscal 2010, each named executive officer received 50% of the total value granted in stock options. For the remaining 50%, each named executive officer received 1 RSU for each 4 remaining stock option equivalents. This reflects the Compensation Committee’s determination that 1 RSU right is equivalent to 4 stock options. For fiscal 2011, as of August 2010 each named executive officer received 50% of the total grant value in stock options and for the remaining 50%, each named executive officer received 1 RSU for each 4 remaining stock option equivalents. In addition, 50% of these RSUs were performance based RSUs and the other 50% were non-performance based RSUs.

(i)	Objectives of the 2004 Plan

Dionex uses stock options, RSUs and performance based RSUs to align the interests of management with those of stockholders by providing management a substantial economic interest in the long-term appreciation of Dionex’s stock. In determining the size of an option, RSU or performance based RSU to be granted to an executive officer, the Compensation Committee takes into account the officer’s position and level of responsibility within Dionex, the officer’s existing stock and vested option holdings, the potential reward to the officer if the stock price appreciates in the public market, and the competitiveness of the officer’s overall compensation arrangements, including options, RSUs and performance based RSUs. Generally, with respect to option grants Dionex grants executive officers NSOs because NSOs provide Dionex with more favorable tax treatment.

(ii)	Insider trading policy

Dionex’s Insider Trading Policy prohibits our executive officers from engaging in any hedging or monetization transactions involving Company securities.

C.	Insurance, retirement and other employee benefits

(i)	Elements of insurance, retirement and other employee benefits

We maintain broad-based benefits that are provided to all employees, including health and dental insurance, life and disability insurance, a 401(k) plan for US based employees, and Employee Stock Purchase Plan (ESPP) for US based employees. Executives are eligible to participate in all of our employee benefit plans, in each case on the same basis as other employees.

The 401(k) plan is a tax-qualified retirement savings plan pursuant to which all U.S. based employees, including officers, are able to contribute 1% to 25% of their annual salary up to the limit prescribed by the Internal Revenue Service to the 401(k) plan on a before-tax basis. Dionex will match 100% of the first 5% of pay that is contributed to the 401(k) plan. All employee contributions to the 401(k) plan are fully vested upon contribution. All matching contributions are subject to vesting over a four-year period.

The purpose of the ESPP is to encourage U.S. employees of Dionex to acquire Common Stock. It is believed that the ESPP will serve the interests of Dionex and its stockholders because it allows employees to have a greater personal financial interest in Dionex through ownership of Common Stock, which in turn will stimulate employees’ efforts on Dionex’s behalf, and maintain and strengthen their desire to remain with Dionex. It is believed that the ESPP will also assist in the recruitment of employees. Pursuant to the ESPP, all eligible employees, including eligible executive officers of Dionex, may purchase stock of Dionex at 85% of the lesser of the fair market value of Dionex’s Common Stock on the date the offering commenced and the fair market value on the purchase date at the end of the offering period.

With respect to employees outside of the United States, Dionex pays social security system contributions pursuant to statutory regulations applicable to such employees.

(ii)	Benefits applicable only to executive officers

Dionex provides U.S. based executive officers with supplemental medical reimbursement pursuant to the Medical Care Reimbursement Plan (the “MCRP”) of up to $1,500 per year. The purpose of the MCRP is to encourage and insure full and complete medical care for the welfare of each covered employee, his spouse and dependents, and to supplement the benefits provided by Dionex’s group medical insurance plan. Covered expenses include uninsured amounts paid for hospital bills, medical, optometric and dental bills, drugs, and premiums on accident or health insurance.

Dionex provides U.S. based executive officers with reimbursement for legal, tax and estate planning fees up to $2,500 per year. The purpose of the plan, among other things, is to reduce the amount of time spent on personal and family legal, tax and estate planning matters by senior officers and thereby make more of their time available for the conduct of Company business.

Dionex makes monthly lease payments on an automobile for Dr. Jochum, which includes automobile insurance and maintenance costs. Dionex also pays contributions on a direct life insurance policy and on an accident insurance policy for Dr. Jochum. Dionex provides these perquisites because many companies in Germany and across Europe provide similar perquisites and as a result the Compensation Committee believes that it is necessary that we do the same for retention and recruitment purposes.

D.	Employment agreements, severance and change in control benefits

(i)	Employment contract

We are not party to a written employment agreement with any named executive officer other than an Offer Letter made to Dr. Witney when he was hired as Chief Executive Officer of Dionex, which included his starting compensation information as well as information about our employee benefits. The letter also included severance payments in connection with a termination of employment as follows. If his service with Dionex terminates due to an involuntary termination without Cause (as defined below), he will be entitled to receive as severance an amount equal to one year of his base salary plus a pro-rated bonus amount. The pro-rated bonus amount will be equal to 75% of the total base salary paid to him during the fiscal year in which his employment is terminated. In addition, if his employment is terminated after the end of any given fiscal year but before the date on which executive bonuses for such completed fiscal year are paid, his severance amount will include the bonus you would have received for such completed fiscal year had your employment not been terminated. As used in the Offer Letter, “Cause” shall mean: (a) conviction or nolo contendere plea to any felony or any crime involving dishonesty or moral turpitude; (b) participation in any fraud against Dionex; (c) breach of any fiduciary or other duty to Dionex; (d) intentional damage to any property of Dionex; (e) material violation of any Company policy; (f) material breach of any written agreement with Dionex, including but not limited to any agreement regarding confidentiality of Company information; or (g) conduct that in the good faith and reasonable determination of Dionex demonstrates gross unfitness to serve.

All of our named executive officers are at-will employees.

(ii)	Change in control severance benefit plan

Dionex’s Change in Control Plan Severance Benefit Plan was established in October 2001 and amended in August 2008 and April 2010. The purpose of the Change in Control Plan is to provide for the payment of severance benefits to certain eligible employees of Dionex whose employment with Dionex is terminated without cause or constructively terminated within 13 months following a change in control. Eligible employees are executive employees of Dionex who have been designated by the Dionex Board as eligible employees. All of our named executive officers are eligible employees. An employee who otherwise is an eligible employee will not receive benefits under the Change in Control Plan if (i) the employee has executed an individual severance benefit or change in control agreement with Dionex, (ii) the employee’s employment with Dionex is involuntarily terminated by Dionex other than in an involuntary termination without cause, (iii) the employee voluntarily terminates employment with Dionex and such termination does not constitute a constructive termination (as defined in the Change in Control Plan), (iv) the employee voluntarily terminates employment with Dionex in order to accept employment with another entity that is wholly or partly owned by Dionex, or (v) the employee is offered immediate reemployment by a successor to Dionex following a change in ownership of Dionex. To receive benefits under the Change in Control Plan, an eligible employee must execute a release of claims in favor of Dionex and such release must become effective in accordance with its terms.

Under the Change in Control Plan, each eligible employee will receive 12 months of base salary if terminated without cause or constructively terminated within 13 months following the effective date of a change in control. Each eligible employee will also receive a bonus payment equal to the average of the employee’s annual bonuses paid by Dionex with respect to the last three completed fiscal years of Dionex for which the employee was eligible to receive a bonus (or such fewer fiscal years for which the employee was eligible to receive an annual bonus). For a period of 12 months following the date of the eligible employee’s termination, Dionex will also pay the portion of the premiums of the employee’s group medical, dental and vision coverage, including coverage for the employee’s eligible dependents, that Dionex paid prior to the employee’s termination, provided that the employee elects continued coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985. In addition, effective as of the date of the eligible employee’s termination, the employee will be credited with full acceleration of vesting for all Stock Awards outstanding that the employee holds on such date that have not yet vested. On behalf of an eligible employee, Dionex will pay for an executive assistance program for a period not to exceed three months and at a cost not to exceed $7,500, provided that the employee enrolls in the program within six months following the employee’s termination.

Dionex may amend or terminate the Change in Control Plan at any time; provided, however, that no such amendment or termination may occur following a change in control if such amendment or termination would affect the rights of any persons who were employed by Dionex prior to the change in control.

The payment of severance benefits and the acceleration of vesting on grants under the Change in Control Plan in the event of a change in control event may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of Dionex.

(iii)	Change in control provisions of the 2004 Plan

In the event of a corporate transaction (as defined below), all outstanding Stock Awards under the 2004 Plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). “Stock Awards” under the 2004 Plan currently include option, RSU and performance based RSU grants. If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such Stock Awards, then (i) with respect to any such Stock Awards that are held by individuals then performing services for Dionex or its affiliates, the vesting and exercisability provisions of such Stock Awards will be accelerated in full and such awards will terminate if not exercised prior to the effective date of the corporate transaction, and (ii) all other outstanding Stock Awards will terminate if not exercised prior to the effective date of the corporate transaction. Repurchase or forfeiture rights with respect to other Stock Awards, such as stock purchase awards, may be assigned to the surviving or acquiring entity (or its parent company) in the corporate transaction. If such repurchase or forfeiture rights are not assigned, then any such Stock Awards that are held by individuals then performing services for Dionex or its affiliates will become fully vested.

For purposes of the 2004 Plan, a corporate transaction will be deemed to occur in the event of (i) a sale of all or substantially all of the consolidated assets of Dionex and its subsidiaries, (ii) the sale of at least 90% of the outstanding securities of Dionex, (iii) a merger or consolidation in which Dionex is not the surviving corporation, or (iv) a merger or consolidation in which Dionex is the surviving corporation but shares of Dionex’s outstanding Common Stock are converted into other property by virtue of the transaction.

In addition, the Dionex Board has the power to accelerate the time at which a Stock Award may first be exercised or the time during which a Stock Award or any part thereof will vest.

The acceleration of vesting of a stock award in the event of a corporate transaction or certain specified change in control transactions may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of Dionex.

IV.	Competitive market assessment and use of compensation consultants

For fiscal 2010, the Compensation Committee retained Assets Unlimited to provide market intelligence on compensation trends along with recommendations for compensation for executive officers of Dionex. Assets Unlimited provided a Study of Executive Compensation, a comparison of Dionex to peer companies and an analysis including recommendations on the amount and form of executive compensation. For fiscal 2011, the Compensation Committee has retained the consulting services of Radford, an Aon Consulting Company (“Radford”), to assist in its review of independent compensation data such as public company proxy statements and the Radford Executive Compensation Survey in setting executive compensation for fiscal 2011. In our yearly survey of market data, we focus on companies meeting all or some of the following criteria: (i) they operate in a similar industry as Dionex; (ii) they are of roughly similar size (as measured by revenues and aggregate market capitalization) as Dionex; (iii) they have growth expectations similar to those of Dionex; and/or (iv) they are companies against whom Dionex competes for talent. For fiscal 2011, the peer group companies that were considered are as follows: Affymetrix, Analogic Corporation, Bruker, Caliper Life Sciences, Cepheid, Coherent, Cree, FEI Company, FLIR Systems, Inc., Gen-Probe, Harmonic Systems, Illumina, Luminex,, MKS Instruments, MTS Systems, National Instruments, Newport Corporation, Novellus, Photronics, Rogers and Veeco. The Compensation Committee, with management, reviews the appropriateness of the peer group each year. In the future, either Dionex or the Compensation Committee may engage or seek the advice of Radford or other compensation consultants. Radford did not render any services to Dionex other than that the services described above.

V.	Management’s role in executive compensation

The Compensation Committee approves all compensation decisions for the executive officers. Dr. Witney provides the Compensation Committee with his assessment of the performance of Dionex and other executive officers, and makes recommendations for the compensation of other executive officers. No executive officer makes any decision on any element of his own compensation.

VII. Tax and accounting implications of compensation

A.	Deductibility of executive compensation

Section 162(m) of the Code generally limits Dionex’s deduction, for federal income tax purposes, to no more than $1 million of compensation paid to certain Named Executive Officers in a taxable year. Compensation above $1 million may be deducted if it is “performance-based compensation.” The Equity Subcommittee has determined that stock options granted under the 2004 Plan with an exercise price at least equal to the fair market value of Dionex’s Common Stock on the date of grant will be treated as “performance-based compensation.” In connection with the approval of the 2004 Plan, Dionex’s stockholders approved a provision that sets a limit on the maximum number of shares that can be granted subject to an option in any calendar year which enables any compensation recognized by a Named Executive Officer as a result of the grant of such a stock option to qualify as “performance-based compensation” and thus be deductible by Dionex without regard to the $1 million limit otherwise imposed by Code Section 162(m). The Equity Subcommittee believes that it is unlikely that compensation, excluding the value of any stock options granted under the 2004 Plan, paid to any Named Executive Officer in fiscal 2011 that is subject to the limitation will exceed $1 million.

B.	Accounting for stock-based compensation

In fiscal 2006, Dionex began accounting for stock-based compensation payments in accordance with the requirements of SFAS 123R. SFAS 123R requires all stock-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair value.

COMPENSATION COMMITTEE REPORT(1)

The Compensation Committee of Dionex has reviewed and discussed with management the Compensation Discussion and Analysis as required by Item 402(b) of Regulation S-K promulgated by the SEC. Based on these discussions, the Compensation Committee recommended to the Dionex Board that the Compensation Discussion and Analysis be included in this Information Statement.

MR. DAVID L. ANDERSON
MR. RODERICK MCGEARY, CHAIRMAN
MR. RICCARDO PIGLIUCCI
MR. MICHAEL W. POPE

(1)	The material in this report is not “soliciting material,” is not deemed “filed” with the SEC and is not to be incorporated by reference in any filing of Dionex under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Compensation Tables

SUMMARY COMPENSATION TABLE

The following table summarizes, for fiscal 2010, 2009 and 2008 compensation awarded or paid to, or earned by, Dionex’s Chief Executive Officer, Chief Financial Officer and its three other most highly compensated executive officers at June 30, 2010 (the “Named Executive Officers”). As more fully discussed in the Compensation Discussion and Analysis, the Dionex Board reviews total compensation including all cash-based compensation and stock-based compensation.

					Non-Equity
					Incentive Plan	All Other
		Salary	Option Awards	Stock Awards	Compensation	Compensation
Name and Principal Position	Year	($)	($)(1)	($)(2)	(3)	($)(4)	Total

Frank Witney	2010	450,000	—	—	435,375	55,432	940,807
President and CEO	2009	77,885	1,722,570	1,346,250	65,531	5,880	3,218,116
Craig McCollam	2010	348,923	425,714	223,250	213,500	51,912	1,236,299
Executive VP and Chief	2009	303,077	181,606	148,540	65,968	38,975	738,166
Financial Officer	2008	282,307	359,168	—	137,997	51,360	830,832
Bruce Barton	2010	328,461	435,678	225,662	218,225	51,682	1,259,708
Executive VP of Global	2009	298,923	181,606	148,540	67,208	39,445	735,722
Sales and Service	2008	261,923	598,613	—	130,872	51,229	1,042,637
Christopher Pohl	2010	307,615	212,857	161,775	119,536	44,622	846,405
Senior VP, Research	2009	303,076	181,606	148,540	62,992	39,925	736,139
and Development	2008	281,334	359,168	—	135,945	52,066	828,513
Peter Jochum	2010	329,527	212,857	161,775	128,542	29,340	862,041
Senior VP, Life Sciences	2009	463,273	181,606	148,540	85,723	33,494	912,636
Business Unit(5)	2008	409,541	359,168	—	198,858	36,870	1,004,437

(1)	These amounts represent the aggregate grant date fair value of stock option awards made during fiscal 2010, 2009 and 2008, respectively, calculated in accordance with Dionex’s financial reporting practices. For information on the valuation assumptions with respect to these awards, refer to note 10 (Stock Based Compensation) of Dionex’s financial statements in the Form 10-K for the year ended June 30, 2010, as filed with the SEC.

(2)	These amounts represent the aggregate grant date fair value of restricted stock unit awards made during fiscal 2010, 2009 and 2008, respectively, calculated in accordance with Dionex’s financial reporting practices. For information on the valuation assumptions with respect to these awards, refer to note 10 (Stock Based Compensation) of Dionex’s financial statements in the Form 10-K for the year ended June 30, 2010, as filed with the SEC.

(3)	This column includes payments made under the Management Incentive Bonus Plan earned in each fiscal year but paid at the beginning of the next fiscal year.

(4)	Under SEC rules and regulations, if the total value of all perquisites and personal benefits is $10,000 or more for any Named Executive Officer, then each perquisite or personal benefit, regardless of its amount, must be identified by type. If perquisites and personal benefits are required to be reported for a Named Executive Officer, then each perquisite or personal benefit that exceeds the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for that officer must be quantified and disclosed in a footnote.

The amounts presented in this column for fiscal 2010 include (a) matching contributions made on behalf of the U.S.-based Named Executive Officers by Dionex pursuant to Dionex’s 401(k) Plan, (b) a car allowance and related expenses, (c) an allowance for medical expenses, (d) amounts paid pursuant to the Profit Sharing Plan, (e) payments to German foreign pension programs and social security programs including: German health insurance programs, German nursing insurance programs, and German unemployment insurance programs, (f) payments under the legal expense reimbursement plan and (g) payments for life insurance premiums paid. For fiscal 2010, the dollar value of each such benefit was (a) $16,500 for Mr. Pohl, $17,500 for Mr. McCollam and $17,423 for Mr. Barton for matching 401(k) contributions, (b) 11,502 Euros ($14,038) per year for Dr. Jochum for the car allowance, (c) $1,290 for Mr. Witney and $569 for Mr. Barton for the medical expense reimbursement, (d) $54,142 for Mr. Witney, $34,412, for Mr. McCollam, $33,440 for Mr. Barton, and $33,440 for Mr. Pohl pursuant to the Profit Sharing Plan, (e) 10,679 Euros ($13,034) for Dr. Jochum for foreign pension and social security obligations, (f) $250 for Mr. Barton and $1,978 for Mr. Pohl under the legal expense reimbursement plan, and (g) 1,858 Euros ($2,267) for annual life insurance premiums for Dr. Jochum. The amounts presented in this column for fiscal 2009 include (a) matching contributions made on behalf of the U.S.-based Named Executive Officers by Dionex pursuant to Dionex’s 401(k) Plan, (b) a car allowance and related expenses, (c) an allowance for medical expenses, (d) amounts paid to pursuant to Profit Sharing Plan, (e) payments to German foreign pension programs and social security programs including: German health insurance programs, German nursing insurance programs, and German unemployment insurance programs, (f) payments under the legal expense reimbursement plan l and (g) payments for life insurance premiums. For fiscal 2009, the dollar value of each such benefit was (a) $16,124 for Mr. Pohl, $16,125 for Mr. McCollam and $16,500 for Mr. Barton for matching 401(k) contributions, (b) 11,143 Euros ($15,655) per year for Dr. Jochum for the car allowance, (c) $1,500 for Mr. McCollam, and $1,889 for Mr. Barton for the medical expense reimbursement, (d) $21,301 for Mr. Pohl, $21,350, for Mr. McCollam, $21,056 for Mr. Barton, and $5,880 for Dr. Witney pursuant to the Profit Sharing Plan, (e) 10,834 Euros ($15,220) for Dr. Jochum for foreign pension and social security obligations, (f) $2,500 for Mr. Pohl under the legal expense reimbursement plan, (g) and 1,858 Euros ($2,619) for annual life insurance premiums for Dr. Jochum.

The amounts presented in this column for fiscal 2008 include (a) matching contributions made on behalf of the U.S.-based Named Executive Officers by Dionex pursuant to Dionex’s 401(k) Plan, (b) a car allowance and related expenses, (c) an allowance for medical expenses, (d) amounts paid to pursuant to Profit Sharing Plan, (e) payments to German foreign pension programs and social security programs including: German health insurance programs, German nursing insurance programs, and German unemployment insurance programs, (f) payments under the legal expense reimbursement plan l and (g) payments for life insurance premiums. For fiscal 2008, the dollar value of each such benefit was (a) $15,701 for Mr. Pohl, $15,749 for Mr. McCollam and $16,250 for Mr. Barton for matching 401(k) contributions, (b) 11,143 Euros ($17,303) per year for Dr. Jochum for the car allowance, (c) $1,500 for Mr. McCollam, and $2,978 for Mr. Barton for the medical expense reimbursement, (d) $33,865 for Mr. Pohl, $34,111 for Mr. McCollam, and $31,826 for Mr. Barton for pursuant to the Profit Sharing Plan, (e) 10,743 Euros ($16,682) for Dr. Jochum for foreign pension and social security obligations, (f) $2500 for Mr. Pohl, and $175 for Mr. Barton for under the legal expense reimbursement plan and (g) 1,858 Euros ($2,885) for annual life insurance premiums for Dr. Jochum.

(5)	Dr. Jochum is paid in Euros. U.S. dollar amounts in the table for fiscal 2010 are converted from Euros at the conversion rate of 1 U.S. dollar to .81914 Euros, which is the Exchange Rate as of June 30, 2010. U.S. dollar amounts in the table for fiscal 2009 are converted from Euros at the conversion rate of 1 U.S. dollar to 0.71192 Euros, which is the Exchange Rate as of June 30, 2009. U.S. dollar amounts in the table for fiscal 2008 are converted from Euros at the conversion rate of 1 U.S. dollar to 0.6440 Euros, which is the Exchange Rate as of June 30, 2008.

Payments Upon Termination

As discussed further under “Compensation Discussion and Analysis” above, Dionex maintains certain benefits in connection with the termination of executive officers when a change in control of Dionex occurs, including pursuant to the Change in Control Plan and the change in control provisions of the 2004 Plan. The table below shows potential payments if a Named Executive Officer is terminated other than for cause or due to a voluntary termination after a change of control event. The amounts assume that the change of control event and termination of employment were both effective on June 30, 2010, and are estimates that reflect the amounts that would be paid and the incremental value of benefits that would be enhanced through accelerated vesting of options. The value of equity awards is based on the closing market price of $74.46 on June 30, 2010, the last trading day before year end. The table also assumes that the executive has been paid in full for salary due for the fiscal year and has no deferred compensation, pro-rated perquisites payments or accrued vacation due for the year.

			Health and		Gain on
			Welfare	Outplacement	Accelerated	Total
	Base Salary	Bonus	Benefits	Services	Stock Awards	Compensation
Name	($)(1)	($)(2)	($)(3)	($)(4)	($)(5)	($)

Frank Witney	450,000	337,500	24,396	7,500	3,034,000	3,853,396
Craig McCollam	350,000	139,155	9,324	7,500	600,207	1,106,186
Bruce Barton	350,000	138,768	24,204	7,500	563,233	1,083,705
Chris Pohl	319,300	106,158	24,396	7,500	432,079	889,433
Peter Jochum(6)	339,435	128,582	3,625	7,500	432,079	911,221

(1)	Pursuant to the Change in Control Plan, each Named Executive Officer will receive 12 months of base salary if terminated without cause or constructively terminated within 13 months following the effective date of a change in control, payable in substantially equal installments commencing upon termination pursuant to Dionex’s regularly scheduled payroll periods.

(2)	Pursuant to the Change in Control Plan, each Named Executive Officer will receive a lump sum bonus payment equal to the average of his annual bonuses paid by Dionex with respect to the last three completed fiscal years of Dionex for which he was eligible to receive a bonus (or such fewer fiscal years for which he was eligible to receive an annual bonus) if terminated without cause or constructively terminated within 13 months following the effective date of a change in control. For Dr. Witney his Offer Letter provides he would get 75% of his base salary. Currently his bonus under the Change in Control Plan would be $250,453 and his bonus under the Offer Letter would be $337,500. For purposes of the table we have used the higher amount payable.

(3)	Pursuant to the Change in Control Plan, if a Named Executive Officer is terminated without cause or constructively terminated within 13 months following the effective date of a change in control, for a period of 12 months following the date of his termination, Dionex will pay the portion of the premiums of such Named Executive Officer’s group medical, dental and vision coverage, including coverage for his eligible dependents, that Dionex paid prior to his termination, provided that he elects continued coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985.

(4)	Pursuant to the Change in Control Plan, on behalf of each Named Executive Officer terminated without cause or constructively terminated within 13 months following the effective date of a change in control, Dionex will pay for an executive assistance program for a period not to exceed three months and at a cost not to exceed $7,500, provided that such Named Executive Officer enrolls in the program within six months following his termination.

(5)	Pursuant to the Change in Control Plan, if a Named Executive Officer is terminated without cause or constructively terminated within 13 months following the effective date of a change in control, effective as of the date of such Named Executive Officer’s termination, he will be credited with full acceleration of vesting for all Stock Awards outstanding that he holds on such date that have not yet vested. In addition, in the event of a corporate transaction, all outstanding Stock Awards under the 2004 Plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such option awards, then with respect to any such awards that are held by individuals then performing services for Dionex or its affiliates, the vesting and exercisability provisions of such Stock Awards will be accelerated in full and such awards will terminate if not exercised prior to the effective date of the corporate transaction. This table assumes that the Stock Awards were not assumed, continued or substituted.

(6)	Dr. Jochum is paid in Euros. U.S. dollar amounts in the table for fiscal 2010 are converted from Euros at the conversion rate of 1 U.S. dollar to 0.81914 Euros, which is the Rate of Exchange as of June 30, 2010.

GRANTS OF PLAN-BASED AWARDS FOR FISCAL 2010

The following tables provide information on grants of plan-based awards in fiscal 2010 to the Named Executive Officers.

Management Incentive Bonus Plan

	Estimated Payouts
	Under Non-Equity
	Incentive Plan Awards(1)($)
	Threshold	Target	Maximum
Name	($)(2)	($)	($)

Frank Witney	—	337,500	675,000
Bruce Barton	—	175,000	350,000
Craig McCollam	—	175,000	350,000
Peter Jochum	—	131,819	263,638
Chris Pohl	—	124,000	248,000

Equity Grants

		All Other			All Other
		Option			Option
		Awards:			Awards:
		Number of			Number of
		Securities	Exercise or		Securities
		Underlying	Base Price of	Grant Date Fair	Underlying	Grant Date Fair
		Options	Option Awards	Value of Option	RSU	Value of RSU
Name	Grant Date	(#)(3)	($/Sh)(4)	Awards(5)	(#)(6)	Awards(7)

Frank Witney	10/26/2009	—	—	—	—	—
Chris Pohl	10/26/2009	10,000	64.71	212,875	2,500	161,775
Peter Jochum	10/26/2009	10,000	64.71	212,875	2,500	161,775
Craig McCollam	10/26/2009	20,000	64.71	425,714	3,450	223,250
Bruce Barton	10/26/2009	12,000	61.71	255,428	3,000	194,130
	01/25/2010	8,000	70.07	180,250	450	31,532

(1)	This represents the annual cash incentive payment targets for the fiscal 2010 Management Bonus Plan. The actual amounts paid under this plan are reported in the Summary Compensation Table under Non-Equity Incentive Plan Compensation. The threshold reflects the amount that would be payable under the MIBP if the minimum performance level was achieved. If the minimum performance level for payment of the threshold amount was not achieved then no bonus would have been payable under the MIBP.

(2)	There is no minimum guaranteed payment under the Management Incentive Bonus Plan. An officer must satisfy at least fifty percent of his individual performance goals before any bonus can be paid.

(3)	Options granted under the 2004 Plan may become exercisable in cumulative increments, or “vest,” as determined by the Dionex Board. Vesting typically will occur during the optionholder’s continued service with Dionex or an affiliate, whether such service is performed in the capacity of an employee, director, or consultant and regardless of any change in the capacity of the service performed. The Dionex Board has the authority to accelerate the time during which an option may vest or be exercised.

(4)	Options are granted at the closing price on the Nasdaq market on the date of grant.

(5)	These amounts represent the aggregate grant date fair value of stock option awards made during fiscal 2010, calculated in accordance with Dionex’s financial reporting practices. For information on the valuation assumptions with respect to these awards, refer to note 10 of Dionex’s financial statements in the Form 10-K for the year ended June 30, 2010, as filed with the SEC.

(6)	RSUs granted under the 2004 Plan “vest,” as determined by the Dionex Board. Vesting typically will occur during the holder’s continued service with Dionex or an affiliate, whether such service is performed in the capacity of an employee, director, or consultant and regardless of any change in the capacity of the service performed. The Dionex Board has the authority to accelerate the time during which an RSU may vest or be exercised.

(7)	These amounts represent the aggregate grant date fair value of restricted stock unit awards made during fiscal 2010, calculated in accordance with Dionex’s financial reporting practices. For information on the valuation assumptions with respect to these awards, refer to note 10 of Dionex’s financial statements in the Form 10-K for the year ended June 30, 2010, as filed with the SEC.

OUTSTANDING EQUITY AWARDS AT JUNE 30, 2010

The following table provides information regarding equity awards held by the Named Executive Officers as of June 30, 2010. Other than stock purchased pursuant to our Employee Stock Purchase Plan, stock options and RSUs are the only type of equity award that has been granted to the Named Executive Officers during fiscal 2010.

	Option Awards(1)
		Number of	Number of
		Securities	Securities			Stock Awards(2)
		Underlying	Underlying			Number of	Market Value of
		Unexercised	Unexercised	Option		RSUs that	RSUs that
		Options	Options	Exercise	Option	have not	have not
		(#)	(#)	Price	Expiration	Vested	Vested
Name	Grant Date	Exercisable	Unexercisable	($)	Date	(#)	($)

Frank Witney	04/26/08	25,000	75,000	53.8500	4/27/18	20,000	1,489,000
Craig McCollam	10/25/01	28,000	0	23.9800	10/24/11	0	0
	7/29/03	30,000	0	39.4710	7/28/13	0	0
	7/30/04	15,000	0	47.1900	7/29/14	0	0
	8/3/05	16,000	0	48.0500	8/2/15	0	0
	8/1/06	14,062	938	53.3800	7/31/16	0	0
	8/6/07	10,312	4,688	72.5600	8/7/17	0	0
	8/7/08	3,500	4,500	74.2700	8/6/18	1,600	119,120
	10/25/09	0	20,000	70.0700	10/24/19	3,450	256,853
Bruce Barton	7/30/04	15,000	0	47.1900	7/29/14	0	0
	8/3/05	16,000	0	48.0500	8/2/15	0	0
	8/1/06	14,062	938	53.3800	7/31/16	0	0
	8/6/07	17,187	7,813	72.5600	8/7/17	0	0
	8/7/08	3,500	4,500	74.2700	8/6/18	1,600	119,120
	10/25/09	0	8,000	64.7100	10/24/19	3,000	223,350
	1/24/20	0	12,000	70.0700	1/24/20	450	33,503
Peter Jochum	7/29/03	30,000	0	39.4710	7/28/13	0	0
	7/30/04	5,000	0	47.1900	7/29/14	0	0
	8/3/05	16,000	0	48.0500	8/2/15	0	0
	8/1/06	14,062	938	53.3800	7/31/16	0	0
	8/6/07	10,312	4,688	72.5600	8/7/17	0	0
	8/7/08	3,500	4,500	74.2700	8/6/18	1,600	119,120
	10/25/09	0	10,000	64.7100	10/25/19	2,500	186,125
Chris Pohl	10/25/01	13,000	0	29.8000	06/10/11	0	0
	7/29/03	20,000	0	39.4710	7/28/13	0	0
	7/30/04	15,000	0	47.1900	7/29/14	0	0
	8/3/05	16,000	0	48.0500	8/2/15	0	0
	8/1/06	14,062	938	53.3800	7/31/16	0	0
	8/6/07	10,312	4,688	72.5600	8/7/17	0	0
	8/7/08	4,500	3,500	74.2700	8/6/18	1,600	119,120
	10/25/09	0	10,000	70.0700	10/24/19	2,500	186,125

(1)	Stock options granted to officers of Dionex fully vest four years from the grant date.

(2)	RSUs granted to officers of Dionex fully vest over a five-year period.

OPTION EXERCISES AND STOCK VESTED

The following table shows for the fiscal year ended June 30, 2010, certain information regarding option exercises and stock vested and delivered during the last fiscal year with respect to the Named Executive Officers.

	Option Awards		Stock Awards
	Number of		Number of
	Shares	Value	Shares	Value
	Acquired on	Realized on	Acquired on	Realized on
	Exercise	Exercise	Vesting	Vesting
Name	(#)	($)(1)	(#)(2)	($)(2)

Frank Witney	—	—	—	—
Craig McCollam	30,574	1,206,998	—	—
Bruce Barton	30,500	1,378,920	—	—
Chris Pohl	13,000	577,639	—	—
Peter Jochum	—	—	—	—

(1)	The amount shown in this column represents the difference between the option exercise price and the market price on the date of exercise.

(2)	Our restricted stock units for officers vest over a five year period but shares are not delivered until the end of the five year period. During fiscal year 2010 no shares were delivered. The total number of shares vested is listed under Equity Ownership Guidelines.

Compensation Committee Interlocks and Insider Participation

Dionex’s Compensation Committee is composed of four non-employee directors: Messrs. Anderson, McGeary, Pigliucci and Pope. No current member of the Compensation Committee is an officer or employee of Dionex and no executive officer of Dionex serves as a member of a compensation committee of any entity that has one or more executive officers serving as a member of the Compensation Committee.

TRANSACTIONS WITH RELATED PERSONS

We have not engaged in any transaction, or series of similar transactions, since June 30, 2009, nor is there any currently proposed transaction, or series of similar transactions, to which Dionex or any of its subsidiaries was or is to be a participant, in which the amount involved exceeds $120,000 and in which any of Dionex’s directors or executive officers, members of their immediate family or any stockholder who owns more than 5% of our common stock had, or will have, a direct or indirect material interest.

In January 2008, the Dionex Board adopted our Related Person Transaction Policy. Pursuant to this policy each related person transaction and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by any committee of the Dionex Board composed solely of independent directors who are not interested persons in the related person transaction (“Reviewing Committee”) or by the members of the Dionex Board who are not interested persons in the related person transaction and that any employment relationship or transaction involving an executive officer and any related compensation must be approved by the Compensation Committee or recommended by the Compensation Committee to the Dionex Board for its approval. When reviewing, approving or ratifying a related person transaction, the Reviewing Committee will examine several things, including the approximate dollar value of the transaction and all material facts about the related person’s interest in, or relationship to, the transaction. If the related person transaction involves an outside director or nominee for director, the Reviewing Committee may also consider whether the transaction would compromise the director’s status as an “independent director,” “outside director” or “non-employee director” under rules and regulations of the Nasdaq Stock Market, the Internal Revenue Code or the Securities Exchange Act of 1934, as amended. For purposes of the policy a “related person transaction” means any transaction within the meaning of Item 404(a) of Regulation S-K involving Dionex and any related person that would be required to be disclosed pursuant to Item 404(a).

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of Dionex’s Common Stock as of November 30, 2010 by (i) each director and nominee for director, (ii) each Named Executive Officer (as defined below under “Compensation of Directors and Executive Officers — Summary Compensation Table”), (iii) all executive officers and directors as a group and (iv) all those known by Dionex to be beneficial owners of more than five percent of its Common Stock:

	Beneficial Ownership(1)
Name and Address of Beneficial Owner	Number of Shares	Percent of Shares

Neuberger Berman, LLC(2)	2,460,460	14.1
605 Third Avenue New York, NY 10158-3698
Royce & Associates, LLC(3)	1,908,926	10.9
1414 Avenue of Americas, 9th Floor New York, NY 10019-2578
BlackRock, Inc.(4)	1,332,680	7.6
45 Fremont Street San Francisco, CA 94105
David L. Anderson(5)	38,500	*
A. Blaine Bowman(5)	76,714	*
Chris Pohl(5)	114,151	*
Peter Jochum(5)	55,912	*
Craig A. McCollam(5)	142,374	*
Roderick McGeary(5)	17,500	*
Riccardo Pigliucci(5)	21,850	*
Bruce Barton(5)	76,562	*
Michael W. Pope(5)	9,000	*
Frank Witney(5)	43,750	*
All executive officers and directors as a group (11 persons)(6)	604,576	3.5

*	Less than one percent.

(1)	This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table, and subject to community property laws where applicable, Dionex believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 17,484,400 shares outstanding on November 30, 2010, adjusted as required by rules promulgated by the SEC.

(2)	Neuberger Berman, LLC is a registered investment advisor. Based solely on the Schedule 13G filed on December 31, 2009, as of December 31, 2009, Neuberger Berman, LLC and its affiliates had shared voting power with respect to 2,080,460 shares and shared dispositive power on all shares set forth above.

(3)	Royce & Associates LLC is a registered investment advisor. Based solely on the Schedule 13G filed on December 31, 2009, as of December 31, 2009, Royce & Associates LLC had sole voting and dispositive power with respect to all of the shares set forth above.

(4)	BlackRock, Inc. (previously known as Barclays) filed a joint Schedule 13G on December 31, 2009. Based solely on this Schedule 13G BlackRock had sole voting power with respect to all shares set forth above.

(5)	Includes shares subject to outstanding stock options that were exercisable on November 30, 2010 or that could become exercisable within 60 days thereafter and RSUs that will vest and the shares will be delivered within 60 days of November 30, 2010 (as of November 30, 2010 no shares have been delivered in connection with the RSU grants), as follows: Mr. Bowman, 13,500 shares; Dr. Witney, 43,750 shares; Dr. Jochum, 55,812 shares;

Mr. Pohl, 98,812 shares; Mr. Barton, 76,562 shares; Mr. McCollam, 126,337 shares; Mr. Anderson, 13,500 shares; Mr. Pigliucci, 13,500 shares; Mr. McGeary 17,500 shares; and Mr. Pope, 8,500 shares.

(6)	Includes shares described in note 5 above and 8,263 additional shares subject to outstanding stock options held by other executive officers of Dionex that were exercisable on November 30, 2010 or that could become exercisable within 60 days thereafter.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Dionex’s directors and executive officers, and persons who own more than ten percent of a registered class of Dionex’s equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of Dionex. Executive officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish Dionex with copies of all Section 16(a) forms they file.

To Dionex’s knowledge, based solely on a review of the copies of such reports furnished to Dionex and written representations that no other reports were required, during the fiscal year ended June 30, 2010, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with.

Equity Ownership Guidelines

In August 2010, in order to more closely align the interests of Dionex’s stockholders with those of management, the Dionex Board adopted minimum stock ownership guidelines for Dionex’s directors and executive officers. These guidelines provide for the accumulation by the Chief Executive Officer of Common Stock with a value equal to two times his then-current base salary. Executive Vice Presidents of Dionex are each required to accumulate Common Stock with a value equal to one and a half times his or her then-current base salary. Senior Vice Presidents of Dionex are each required to accumulate Common Stock with a value equal to one times their base salary. Each non-employee director of Dionex is required to accumulate Common Stock with a value equal to three times his then-current annual Board retainer. The value per share used to determine compliance will be the closing price per share of Dionex’s Common Stock on the most recent June 30. Each person subject to the guidelines will have four years from the date the guidelines were adopted to accumulate the required amount of stock. The table below shows the share ownership levels for the Directors and named executive officers as of November 30, 2010.

	Shares Owned on	RSUs Vested on
	November 30,	November 30,
Name	2010	2010*	Total Shares

David Anderson	25,000	750	25,750
Blaine Bowman	63,214	750	63,964
Roderick McGeary	0	750	750
Riccardo Pigliucci	8,350	750	9,100
Michael Pope	500	750	1,250
Frank Witney	0	5,000	5,000
Bruce Barton	0	400	400
Peter Jochum	0	400	400
Craig McCollam	15,437	400	15,837
Christopher Pohl	15,339	400	15,739

*	Includes RSUs that have vested but have not been delivered due to the five year delay in delivery of shares

[GOLDMAN SACHS LETTERHEAD]

Annex II

PERSONAL AND CONFIDENTIAL

December 12, 2010

Board of Directors
Dionex Corporation
1228 Titan Way
P.O. Box 3603
Sunnyvale, CA 94086-3603

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Thermo Fisher Scientific Inc. (“Thermo Fisher”) and its affiliates) of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Dionex Corporation (the “Company”) of the $118.50 per Share in cash proposed to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of December 12, 2010 (the “Agreement”), by and among Thermo Fisher, Weston D Merger Co., a wholly owned subsidiary of Thermo Fisher (“Merger Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Merger Sub will pay $118.50 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares already owned by Thermo Fisher or Merger Sub or held by the Company and any Dissenting Shares (as defined in the Agreement)) will be converted into the right to be paid $118.50 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Thermo Fisher, any of their respective affiliates and third parties or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to the Company and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation. We also have provided certain investment banking services to Thermo Fisher and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as dealer manager for Thermo Fisher in connection with its tender offer to purchase its Convertible Notes due 2023 (aggregate principal amount of $295 million) in November 2009; as co-manager with respect to a public offering by Thermo Fisher of senior notes due 2015 and 2020 (aggregate principal amount of $750 million) in April 2010, and as co-manager with respect to a public offering by Thermo Fisher of senior notes due 2012 and 2014 (aggregate principal amount of $750 million) in November 2010. We may also in the future provide investment banking services to the Company, Thermo Fisher and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended June 30, 2010; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We have also

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held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the life sciences, filtration and other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us; and we do not assume any responsibility for any such information. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the $118.50 per Share in cash to be paid to the holders (other than Thermo Fisher and its affiliates) of Shares pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $118.50 per Share in cash to be paid to the holders (other than Thermo Fisher and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Thermo Fisher or the ability of the Company or Thermo Fisher to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $118.50 per Share in cash to be paid to the holders (other than Thermo Fisher and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/  GOLDMAN, SACHS & CO.
(GOLDMAN, SACHS & CO.)

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Annex III

DELAWARE GENERAL CORPORATE LAW

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

APPRAISAL RIGHTS

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title;

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to § 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or

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substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeing as a named party shall have the right to withdraw such stockholder’s

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demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

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(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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